SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Structured Asset Mortgage Investments II Inc.
Exact Name of Registrant as Specified in Charter

CIK # 0001243106
Registrant CIK Number

Form 8-K to be filed no later than March 3, 2005 FOR 2-23-05
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-120916
SEC File Number, if available

Name of Person Filing the Document
(if other than the Registrant)




05046043

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

STRUCTURED ASSET MORTGAGE INVESTMENTS II INC.

By: **/s/ Joe Jurkowski**
Name: Joe Jurkowski
Title: Vice President

Dated: February 28, 2005

EXHIBIT INDEX

Exhibit

P 99.1 Certain Computational Materials Prepared
by the Underwriter in Connection with
Structured Asset Mortgage Investments II Inc. Bear Stearns ALT-A Trust,
Mortgage Pass-Through Certificates, Series 2005-2
(Filed separately under cover of Form SE in
accordance with Rule 202 of Regulation S-T
pursuant to a continuing hardship exemption).

New Issue Computational Materials

$528,676,117(approximate)

Bear Stearns ALT-A Trust
Mortgage Pass-Through Certificates,
Series 2005-02, Group I

Structured Asset Mortgage Investments II, Inc.
Depositor

EMC Mortgage Corporation
Mortgage Loan Seller

Wells Fargo Bank, National Association
Master Servicer

Bear, Stearns & Co. Inc.
Sole and Lead Underwriter

All Statistical Information is based upon information as of February 1, 2005

February 24, 2005

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Bear, Stearns & Co. Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Bear, Stearns & Co. Inc. Trading Desk at (212) 272-4976.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Bear Stearns Alt-A Trust 2005-02, Group I

Certificate Information to 20% Optional Clean-Up Call

Class	Certificate Size (1)	Ratings	CE Levels (1)	Pass-Thru Rate	Window (mos)	WAL (yrs)	Certificate Type
Offered Certificates							
I-A-1	$487,968,000	AAA/Aaa	7.70% (2)	LIBOR (3)(6)	1-54	2.1	Group I Senior
I-M-1	$14,803,000	AA/Aa2	4.90% (2)	LIBOR (4)(6)	38-54	3.8	Group I Mezzanine
I-M-2	$10,574,000	A/A2	2.90% (2)	LIBOR (4)(6)	37-54	3.8	Group I Mezzanine
I-B-1	$4,758,000	BBB/Baa2	2.00% (2)	LIBOR (5)(6)	37-54	3.8	Group I Subordinate
I-B-2	$4,229,000	BBB-/Baa3	1.20% (2)	LIBOR (5)(6)	37-54	3.8	Group I Subordinate
I-B-3	$4,229,000	BB/Ba2	0.40% (2)	LIBOR (5)(6)	37-54	3.8	Group I Subordinate
Not Offered Hereby							
R	Notional	NR	Information Not Provided Herein				Residual

NOTES:
- Prepayment Pricing Speed Assumption is 30% CPR
- Certificates are subject to a variance of +/- 10%
- Certificates will settle flat and accrue interest on an actual/360 basis
- See Exhibit II for the expected Available Funds Cap Schedule
- See Exhibit III for yield tables run to the 20% Call.

(1) The class sizes and credit enhancement levels are subject to change based upon the final pool and rating agency evaluation of subordination, overcollateralization ("OC") and excess spread.

(2) Credit enhancement for the Certificates will be provided by a combination of subordination, OC and excess spread all as more fully described herein. The expected initial credit enhancement percentages are as provided above. The initial OC amount will equal 0.40% as of the Cut-Off Date.

(3) The Pass-Through Rate for the Class I-A-1 Certificates will be the least of (a) a floating rate based on One-Month LIBOR plus the respective Margin, (b) 11.500% and (c) the Net Rate Cap. The Net Rate Cap will equal the weighted average of the net rates on the group I mortgage loans. On the first Distribution Date after the first possible Optional Clean-Up Call Date, the margin for the Class I-A-1 Certificates will increase to 2 times the original margin.

(4) The Pass-Through Rate for the Class I-M-1 and Class I-M-2 Certificates will be the least of (a) a floating rate based upon One-Month LIBOR plus the respective Margin, (b) 11.500% and (c) the Net Rate Cap. The Net Rate Cap will equal the weighted average of the net rates on the group I mortgage loans. On the first Distribution Date after the first possible Optional Clean-Up Call Date, the margin for the Class I-M-1 and Class I-M-2 Certificates will increase to 1.5 times the original margin.

(5) The Pass-Through Rate for the Class I-B-1, Class I-B-2 and Class I-B-3 Certificates will be the least of (a) a floating rate based upon One-Month LIBOR plus the respective Margin, (b) 11.500% and (c) the Net Rate Cap. The Net Rate Cap will equal the weighted average of the net rates on the group I mortgage loans. On the first Distribution Date after the first possible Optional Clean-Up Call Date, the margin for the Class I-B-1, Class I-B-2 and Class I-B-3 Certificates will increase to 1.5 times the original margin.

(6) The holders of the Class I-A-1, Class I-M and Class I-B Certificates will be entitled to the benefit of Yield Maintenance Agreements (as described more fully herein) purchased with respect to the Offered Certificates. See Yield Maintenance Agreements below.

THE MORTGAGE LOANS

- The mortgage loans consist of conventional, one- to four-family, hybrid and adjustable-rate mortgage loans secured by first liens on residential mortgage properties as briefly described in the table below and as more fully described in excel spreadsheet attached hereto.

- The originators of the mortgage loans are EMC Mortgage Corporation (approximately 67.59%), Gateway Funding Inc. (approximately 11.84), Countrywide Home Loans (approximately 7.65), The Mortgage Store (approximately 3.37) and 18 other originators (less than 2%). The underwriting guidelines for the largest originators will be more fully described in the prospectus supplement.

- As of the Cut-Off Date, approximately less than 1% of the mortgage loans have an LTV over 80% without any primary mortgage insurance coverage.

-

- As of the Cut-Off Date, none of the mortgage loans will be greater than 30 days delinquent as of the Cut-off Date.

- Approximately 85% of the mortgage loans provide for a period of interest only payments before they convert to fully amortizing. Such interest only period ranges from 2 to 10 years depending upon the product type.

- Approximately 40% of the mortgage loans provide for a payment of a prepayment premium during the first one to five years after origination. Any prepayment premiums will not be passed through to Certificateholders.

- All of the mortgage loans secured by properties located in Georgia are not subject to the Georgia Fair Lending Act (GFLA) as enacted between October 1, 2002 and March 7, 2003.

- The information related to the mortgage loans described herein is preliminary and is meant to reflect information as of February 1, 2005. It is expected that on or prior to the Closing Date, unscheduled principal payments will reduce the principal balance of the Mortgage Loans and may cause a decrease in the aggregate principal balance of the Mortgage Loans, as reflected herein, of up to 10%. **Consequently, the initial principal balance of any of the Offered Certificates by the Closing Date is subject to an increase or decrease of up to 10% from amounts shown herein.**

Loan Description	% of Pool	Gross WAC	Net WAC	WAM (mos.)	Gross Margin	Net Margin	Initial Cap	Period Cap	Max Rate	Mos to Roll
1 Mo. LIBOR	5.43%	4.95%	4.58%	356	2.62%	2.25%	1.94%	1.94%	11.81%	1
6 Mo. LIBOR	12.26%	5.01%	4.64%	356	2.89%	2.51%	1.12%	1.10%	10.92%	3
1 Yr. CMT	1.21%	3.19%	2.94%	353	2.75%	2.50%	2.00%	2.00%	9.19%	5
1 Yr. LIBOR	0.99%	4.70%	4.33%	358	2.86%	2.49%	2.00%	2.00%	10.72%	10
2/1 Hybrid -LIBOR	0.06%	6.38%	6.00%	358	2.25%	1.88%	3.00%	2.00%	12.38%	22
2/6 Hybrid -LIBOR	31.40%	5.80%	5.43%	357	2.95%	2.58%	3.10%	1.04%	10.91%	22
3/1 Hybrid - LIBOR	2.33%	6.64%	6.23%	356	2.36%	1.95%	2.16%	2.00%	12.46%	32
3/6 Hybrid -LIBOR	2.78%	6.02%	5.65%	358	2.98%	2.60%	2.96%	1.06%	11.45%	34
5/1 Hybrid - LIBOR	9.68%	6.87%	6.51%	357	2.28%	1.92%	4.99%	2.00%	11.88%	57
5/6 Hybrid -LIBOR	33.86%	6.38%	6.00%	357	2.37%	2.00%	5.03%	1.08%	11.46%	57
Totals:	100.00%	5.94%	5.57%	357	2.65%	2.28%	3.80%	1.23%	11.27%	34

* All such characteristics are based upon information as of February 1, 2005 and are subject to a +/- 5% variance.

Summary of Terms:

Depositor:	Structured Asset Mortgage Investments II, Inc.
Mortgage Loan Seller:	EMC Mortgage Corporation (an affiliate of the Depositor, Underwriter and [Yield Maintenance Provider])
Master Servicer:	Wells Fargo Bank, National Association
Underlying Servicers:	The Mortgage Loans will be serviced by EMC Mortgage Corporation (approximately 90.76%),Countrywide Home Loans, Inc. (approximately 7.65%), Wells Fargo (approximately 1.21%), Bank of America (less than 1%), Greenpoint Mortgage (less than 1%), Homebanc Mortgage Corporation (less than 1%), GMAC Mortgage Corporation (less than 1%) and Everhome Mortgage Corp. (less than 1%).
Underwriter:	Bear, Stearns & Co. Inc.
Yield Maintenance Provider:	An entity rated AAA/Aaa by S&P and Moodys (which may include an affiliate of the Depositor and/or Underwriter)
Trustee:	JPMorgan Chase Bank
Rating Agencies:	The senior certificates will be rated by two of the three rating agencies and the subordinate certificates will be rated by one of the three rating agencies. The rating agencies include Standard & Poor's ("S&P"), Moody's Investors Service ("Moody's") and or Fitch Ratings ("Fitch").
Cut-off Date:	February 1, 2005.
Settlement Date:	On or about February 28, 2005
Distribution Date:	25th day of each month (or the next business day), commencing in March 2005
Optional Clean-Up Call:	EMC Mortgage Corporation, as servicer of a portion of the mortgage loans, may repurchase from the trust all of the mortgage loans at par plus accrued interest when the aggregate principal balance of the mortgage loans is reduced to 20% of the aggregate principal balance of the mortgage loans as of the Cut-Off Date.
Registration:	The Class I-A-1, Class I-M and Class I-B Certificates will be available in book-entry form through DTC.
Denominations:	The Class I-A-1, Class I-M and Class I-B Certificates are issuable in minimum denominations of an original amount of $1,000 and multiples of $1 in excess thereof.
Federal Tax Aspects:	REMIC (one or more)
ERISA Considerations:	The Bear Stearns underwriter's exemption is expected to be available for the Class I-A-1, Class I-M and Class I-B Certificates. A fiduciary of any benefit plan should very carefully review with its legal advisors whether the purchase or holding of any Certificates to a transaction prohibited or not otherwise permissible under ERISA.

SMMEA Eligibility: The Class I-A-1, and Class I-M-1 Certificates will be "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

P&I Advances: Each servicer will be obligated to advance, or cause to be advanced, cash advances with respect to delinquent payments of principal and interest on the mortgage loans to the extent that the related servicer reasonably believes that such cash advances can be repaid from future payments on the related mortgage loans. These cash advances are only intended to maintain a regular flow of scheduled interest and principal payments on the Certificates and are not intended to guarantee or insure against losses. If the servicer fails to make delinquency advances, the Master Servicer will be obligated to make such advances, but only in an amount not to exceed the master servicing fee for the related period.

Net Mortgage Rate: On any mortgage loan, the then applicable mortgage rate thereon minus the applicable Servicing Fee Rate.

Interest Payments: On each Distribution Date holders of the Certificates will be entitled to receive the interest that has accrued on the Certificates at the related pass-through rate during the related accrual period, and any interest due on a prior Distribution Date that was not paid.

The "accrual period" for all of the Certificates will be the period from and including the preceding Distribution Date (or from the Settlement Date with respect to the first Distribution Date) to and including the day prior to the current Distribution Date. The trustee will calculate interest on the Certificates on an actual/360 basis. The Certificates will settle flat on the Closing Date.

Principal Payments: The Class I-M-1, Class I-M-2 and Class I-B Certificates will not receive any principal payments until on or after the Stepdown Date or during a Trigger Event, unless the principal balance of the Class A Certificates is equal to zero.

On or after the Stepdown Date, so long as a Trigger Event is not in effect, principal will be paid to the Class I-A Certificates, the Class I-M Certificates and the Class I-B Certificates as described under the "Priority of Payments."

Credit Enhancement:

- Subordination: Initially, 7.70% for the Class I-A-1 Certificates, 4.90% for the Class I-M-1 Certificates, 2.90% for the Class I-M-2 Certificates, 2.00% for the Class I-B-1 Certificates and 1.20% for the Class I-B-2 Certificates and 0.40% for the Class I-B-3 Certificates.

- Overcollateralization ("OC")

Initial (% Orig.)	0.40%
OC Target (% Orig.)	0.40%
Stepdown (% Current)	None
OC Floor (% Orig.)	None

- Excess spread, which will initially be equal to approximately [265] bps. per annum (before losses) as of the Cut-off Date, is expected to be available to cover losses and to build OC commencing on the Distribution Date in March 25, 2005.

Interest Funds:	With respect to any Distribution Date, the interest portion of all scheduled and unscheduled collections received or advanced for each mortgage loan.
Principal Funds:	With respect to any Distribution Date, the principal portion of all scheduled or unscheduled collections received or advanced on each mortgage loan.
Current Interest:	For any Distribution Date, the amount of interest accrued during the related Accrual Period at the related Pass-Through Rate on the Certificate Principal Balance of such Certificates immediately prior to such Distribution Date, in each case, reduced by any prepayment interest shortfalls to the extent not covered by compensating interest payable by the Master Servicer, and certain other shortfalls.
Interest Carryforward Amount:	As of any Distribution Date, generally equal to the sum of (i) the excess of (a) the Current Interest for such Class with respect to prior Distribution Dates over (b) the amount actually distributed to such Class of Certificates with respect to interest on or after such prior Distribution Dates and (ii) interest thereon.
Principal Distribution Amount:	With respect to any Distribution Date, the related Basic Principal Distribution Amount plus the Extra Principal Distribution Amount.
Basic Principal Distribution Amount:	With respect to any Distribution Date, the related Principal Funds for such Distribution Date.
Extra Principal Distribution Amount:	With respect to any Distribution Date, the lesser of (x) the related Net Monthly Excess Cashflow for such Distribution Date and (y) the related Overcollateralization Deficiency Amount for such Distribution Date.
Net Monthly Excess Cashflow:	For any Distribution Date, the excess of (x) the Interest Funds for such Distribution Date over (y) the sum for such Distribution Date of the Current Interest for the Certificates and the Interest Carryforward Amount for the Class I-A Certificates.
Overcollateralization Deficiency Amount:	For any Distribution Date, the amount, if any, by which the related Overcollateralization Target Amount exceeds the related Overcollateralized Amount on such Distribution Date.
Overcollateralization Target Amount:	Equal to 0.40% of the Cut-Off Date unpaid principal balance. As of February 1, 2005 the Overcollateralization Target Amount is expected to be approximately [$2,115,117].
Overcollateralization Amount:	For any Distribution Date, the amount, if any, by which (i) the aggregate Stated Principal Balance of the mortgage loans exceeds (ii) the sum of the Certificate Principal Balance of the Offered Certificates.
Current Specified Overcollateralization Percentage:	For any Distribution Date, a fraction expressed as a percentage the numerator of which is the related Overcollateralization Target Amount and the denominator of which is the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period.
Stepdown Date:	The earlier to occur of (i) the Distribution Date on which the aggregate Certificate Principal Balance of the Class I-A Certificates has been reduced to zero and (ii) the later to occur of (x) the Distribution Date occurring in March 2008 and (y) the first Distribution Date for which the aggregate Certificate Principal Balance of the Class I-B and Class I-M Certificates plus the related Overcollateralization Amount divided by the aggregate Stated Principal Balance of the mortgage loans is greater than or equal to [15.40]%.

Trigger Event:

A 'Trigger Event,' with respect to each Distribution Date on or after the Stepdown Date, exists if either (i) the average over the three immediately preceding due periods of a fraction, the numerator of which is the sum of the Stated Principal Balances of the mortgage loans that are 60 days or more delinquent or are in bankruptcy or foreclosure or are REO properties as of the last day of the related due period, and the denominator of which is the sum of the Stated Principal Balances of the mortgage loans as of the last day of the related due period, equals or exceeds 40% of a fraction, the numerator of which is the aggregate Certificate Principal Balance of the Class M Certificates and the Class B Certificates plus the related Overcollateralization Amount and the denominator of which is the Stated Principal Balance of the mortgage loans as of the last day of the related due period or (ii) the percentage of the cumulative losses on the mortgage loans as of such date of determination is greater than the applicable percentage listed below of the aggregate principal balance of the mortgage loans as of the closing date:

Months	Percentage
37 – 48	0.75%
49 – 60	1.25%
61 – 72	1.50%
73 or greater	1.75%

Priority of Payments:

On each Distribution Date, distributions on the Certificates, to the extent of available funds, will be made according to the following priority:

Interest Distributions:

1) From Group I Available Funds, to the holders of the Class I-A-1 Certificates, the Current Interest and Interest Carryforward Amount;
2) To the holders of the Class I-M-1 Certificates, the Current Interest for such class;
3) To the holders of the Class I-M-2 Certificates, the Current Interest for such class; and
4) To the holders of the Class I-B-1 Certificates, the Current Interest for such class.
5) To the holders of the Class I-B-2 Certificates, the Current Interest for such class.

Principal Distributions:

Principal will be distributed as follows to the extent of Principal Funds and the Extra Principal Distribution Amount:

Prior to the Stepdown Date or on which a Trigger Event is in effect

1) From the Principal Distribution Amount for Group I, payments of principal to the holders of the Class I-A-1 Certificates, until zero;
2) To the holders of the Class I-M-1 Certificates, the remaining Principal Distribution Amount until the Certificate Principal Balance of such class has been reduced to zero;
3) To the holders of the Class I-M-2 Certificates, the remaining Principal Distribution Amount until the Certificate Principal Balance of such class has been reduced to zero; and
4) To the holders of the Class I-B-1 Certificates, the remaining Principal Distribution Amount until the Certificate Principal Balance of such class has been reduced to zero;
5) To the holders of the Class I-B-2 Certificates, the remaining Principal Distribution Amount until the Certificate Principal Balance of such class has been reduced to zero.
6) To the holders of the Class I-B-3 Certificates, the remaining Principal Distribution

Amount until the Certificate Principal Balance of such class has been reduced to zero.

On or after the Stepdown Date on which a Trigger Event is not in effect

1) From the Principal Distribution Amount for Group I, the Class I-A-1 Principal Distribution Amount to the holders of the Class I-A-1, until zero; and
2) To the holders of the Class I-M-1 Certificates and Class I-M-2 Certificates, in that order, their respective Class I-M Principal Distribution Amount until the Certificate Principal Balance of each such class has been reduced to zero; and
3) To the holders of the Class I-B-1 Certificates, Class I-B-2 Certificates and Class I-B-3 Certificates, in that order, their respective Class I-B Principal Distribution Amount until the Certificate Principal Balance of each such class has been reduced to zero

Net Monthly Excess Cashflow:

1) To the holders of the class or classes of Certificates then entitled to receive distributions in respect of principal, in an amount equal to any related Extra Principal Distribution Amount, payable to such holders as part of the Principal Distribution Amount;
2) To the holders of the Class I-A Certificates any remaining Interest Carryforward Amount not paid under Interest Distributions above;
3) To the holders of the Class I-M-1 Certificates, an amount equal to the Interest Carryforward Amount and any Allocated Realized Loss Amount, in that order, for such certificates;
4) To the holders of the Class I-M-2 Certificates, an amount equal to the Interest Carryforward Amount and any Allocated Realized Loss Amount, in that order, for such certificates;
5) To the holders of the Class I-B Certificates, an amount equal to the Interest Carryforward Amount and any Allocated Realized Loss Amount for such certificate; and
6) To the holders of the Class I-A Certificates, Class I-M-1 Certificates, Class I-M-2 Certificates and Class I-B Certificates, in that order, any Basis Risk Shortfall Carryforward Amounts for such certificates; and
7) To the holders of the Class I-R Certificates, as provided in the pooling and servicing agreement.

Class I-A Principal Distribution Amount:

For any Distribution Date on or after the Stepdown Date on which a Trigger Event is not in effect, an amount equal to the excess (if any) of (x) the Certificate Principal Balance of such Class I-A Certificates immediately prior to such Distribution Date over (y) the excess of (a) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) over (b) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately 14.60% and (B) the Current Specified Overcollateralization Percentage.

Class I-M-1 Principal Distribution Amount:

For any Distribution Date on or after the Stepdown Date on which a Trigger Event is not in effect, an amount equal to the excess (if any) of (x) the Certificate Principal Balance of the Class I-M-1 Certificates immediately prior to such Distribution Date over (y) the excess of (a) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) over (b) the sum of (1) the aggregate Certificate Principal Balance of the Class I-A Certificates (after taking into account the payment of the Class I-A Principal Distribution Amounts for such Distribution Date) and (2) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately 9.00% and (B) the Current Specified Overcollateralization Percentage for the mortgage pool.

Class I-M-2 Principal Distribution Amount: For any Distribution Date on or after the Stepdown Date on which a Trigger Event is not in effect, an amount equal to the excess (if any) of (x) the Certificate Principal Balance of the Class I-M-2 Certificates immediately prior to such Distribution Date over (y) the excess of (a) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) over (b) the sum of (1) the aggregate Certificate Principal Balance of the Class I-A Certificates (after taking into account the payment of the Class I-A Principal Distribution Amounts for such Distribution Date), (2) the aggregate Certificate Principal Balance of the Class I-M-1 Certificates (after taking into account the payment of the Class I-M-1 Principal Distribution Amounts for such Distribution Date) and (3) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately 5.00% and (B) the Current Specified Overcollateralization Percentage for the mortgage pool.

Class I-B-1 Principal Distribution Amount: For any Distribution Date on or after the Stepdown Date on which a Trigger Event is not in effect, an amount equal to the excess (if any) of (x) the Certificate Principal Balance of the Class I-B-1 Certificates immediately prior to such Distribution Date over (y) the excess of (a) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) over (b) the sum of (1) the aggregate Certificate Principal Balance of the Class I-A Certificates (after taking into account the payment of the Class I-A Principal Distribution Amounts for such Distribution Date), (2) the aggregate Certificate Principal Balance of the Class I-M-1 Certificates (after taking into account the payment of the Class I-M-1 Principal Distribution Amounts for such Distribution Date) (3) the aggregate Certificate Principal Balance of the Class I-M-2 Certificates (after taking into account the payment of the Class I-M-2 Principal Distribution Amounts for such Distribution Date)and (4) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately 3.20% and (B) the Current Specified Overcollateralization Percentage for the mortgage pool.

Class I-B-2 Principal Distribution Amount: For any Distribution Date on or after the Stepdown Date on which a Trigger Event is not in effect, an amount equal to the excess (if any) of (x) the Certificate Principal Balance of the Class I-B-1 Certificates immediately prior to such Distribution Date over (y) the excess of (a) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) over (b) the sum of (1) the aggregate Certificate Principal Balance of the Class I-A Certificates (after taking into account the payment of the Class I-A Principal Distribution Amounts for such Distribution Date), (2) the aggregate Certificate Principal Balance of the Class I-M-1 Certificates (after taking into account the payment of the Class I-M-1 Principal Distribution Amounts for such Distribution Date) (3) the aggregate Certificate Principal Balance of the Class I-M-2 Certificates (after taking into account the payment of the Class I-M-2 Principal Distribution Amounts for such Distribution Date), (4) the aggregate Certificate Principal Balance of the Class I-B-1 Certificates (after taking into account the payment of the Class I-B-1 Principal Distribution Amounts for such Distribution Date) and (5) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately 1.60% and (B) the Current Specified Overcollateralization Percentage for the mortgage pool.

Class I-B-3 Principal Distribution Amount: For any Distribution Date on or after the Stepdown Date on which a Trigger Event is not in effect, an amount equal to the excess (if any) of (x) the Certificate Principal Balance of the Class I-B-1 Certificates immediately prior to such Distribution Date over (y) the excess of (a) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) over (b) the sum of (1) the aggregate Certificate Principal Balance of the Class I-A Certificates (after taking into account the payment of the Class I-A Principal Distribution Amounts for such Distribution Date), (2) the aggregate Certificate Principal Balance of the Class I-M-1 Certificates (after taking into account the payment of the Class I-M-1 Principal Distribution Amounts for such Distribution Date) (3) the aggregate Certificate Principal Balance of the Class I-M-2 Certificates (after taking into account the payment of the Class I-M-2 Principal Distribution Amounts for such Distribution Date), (4) the aggregate Certificate Principal Balance of the Class I-B-1 Certificates (after taking into account the payment of the Class I-B-1 Principal Distribution Amounts for such Distribution Date) (5) the aggregate Certificate Principal Balance of the Class I-B-2 Certificates (after taking into account the payment of the Class I-B-2 Principal Distribution Amounts for such Distribution Date) and (6) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately 0.00% and (B) the Current Specified Overcollateralization Percentage for the mortgage pool.

Realized Losses: Any loss on a mortgage loan attributable to the mortgagor's failure to make any payment of principal or interest as required under the mortgage note.

Allocation of Losses: Any Realized Losses on the mortgage loans will be allocated on any Distribution Date, first, to Net Monthly Excess Cashflow, second, in reduction of the related Overcollateralization Amount, third, to the Class I-B-3 Certificates until their Certificate Principal Balance is reduced to zero and, fourth, to the Class I-B-2 Certificates until their Certificate Principal Balance is reduced to zero and, fifth, to the Class I-B-1 Certificates until their Certificate Principal Balance is reduced to zero and, sixth, to the Class I-M-2 Certificates until their Certificate Principal Balance is reduced to zero and, seventh, to the Class I-M-1 Certificates until their Certificate Principal Balance is reduced to zero. Thereafter, Realized Losses on the Group I mortgage loans will be allocated to the Class I-A-1 Certificates until zero.

Once Realized Losses have been allocated to the Class I-A Certificates or the Class I-M Certificates, such amounts with respect to such certificates will no longer accrue interest; however, such amounts may be paid thereafter to the extent of funds available from Net Monthly Excess Cashflow.

Allocated Realized Loss Amount: With respect to the Certificates and any Distribution Date, an amount equal to the sum of any Realized Loss allocated to that class of Certificates on that Distribution Date and any Allocated Realized Loss Amount for that class remaining unpaid from the previous Distribution Date.

Yield Maintenance Agreement: The issuer will benefit from a series of interest rate cap payments from the Yield Maintenance Provider pursuant to yield maintenance agreements purchased with respect to the hybrid ARM mortgage loans. The Yield Maintenance Agreement is intended to partially mitigate the interest rate risk that could result from the difference between the Formula Rate on the Certificates and the Net WAC Cap Rate (the "Yield Maintenance Agreement").

On each Distribution Date, payments under the Yield Maintenance Agreements will be an amount equal to the product of (i) the excess of one-month LIBOR for such Distribution Date over the strike rate, (ii) the lesser of (a) the Certificate Principal Balance of the respective class for such Distribution Date and (b) the notional balance based on certain prepayment speeds for such class on such Distribution Date as set forth in Exhibit I, and (iii) the actual number of days in the corresponding accrual period divided by 360. It is anticipated that the Yield Maintenance Agreement will include the following terms:

- Class I-A Notional Balance: Strike Rate 5.63% Months 1-3; Strike Rate 6.08% Months 4-9; Strike Rate 6.20% Months 10-22; Strike Rate 7.36% Months 23-28; Strike Rate 7.74% Months 29-34; Strike Rate 8.25% Months 35-57
- Class I-M-1 Notional Balance: Strike Rate 5.38% Months 1-3; Strike Rate 5.83% Months 4-9; Strike Rate 5.95% Months 10-22; Strike Rate 7.11% Months 23-28; Strike Rate 7.49% Months 29-34; Strike Rate 8.00% Months 35-57
- Class I-M-2 Notional Balance: Strike Rate 5.13% Months 1-3; Strike Rate 5.58% Months 4-9; Strike Rate 5.70% Months 10-22; Strike Rate 6.86% Months 23-28; Strike Rate 7.24% Months 29-34; Strike Rate 7.75% Months 35-57
- Class I-B-1 Notional Balance: Strike Rate 4.58% Months 1-3; Strike Rate 5.03% Months 4-9; Strike Rate 5.15% Months 10-22; Strike Rate 6.30% Months 23-28; Strike Rate 6.69% Months 29-34; Strike Rate 7.20% Months 35-57
- Class I-B-2 Notional Balance: Strike Rate 3.88% Months 1-3; Strike Rate 4.33% Months 4-9; Strike Rate 4.45% Months 10-22; Strike Rate 5.61% Months 23-28; Strike Rate 5.99% Months 29-34; Strike Rate 6.50% Months 35-57
- Class I-B-3 Notional Balance: Strike Rate 3.88% Months 1-3; Strike Rate 4.33% Months 4-9; Strike Rate 4.45% Months 10-22; Strike Rate 5.61% Months 23-28; Strike Rate 5.99% Months 29-34; Strike Rate 6.50% Months 35-57

See Exhibit I for a schedule of Certificate Notional Amount by month.

Exhibit I – Yield Maintenance Schedule
(Notional Balance run at 24%CPR)

Date	Class I-A	Class I-M-1	Class I-M-2	Class I-B-1	Class I-B-2	Class I-B-3
25-Feb-05	$409,291,707.53	$ 14,803,000.00	$10,574,000.00	$ 4,758,000.00	$ 4,229,000.00	$ 4,229,000.00
25-Mar-05	399,052,372.23	14,803,000.00	10,574,000.00	4,758,000.00	4,229,000.00	4,229,000.00
25-Apr-05	389,045,823.03	14,803,000.00	10,574,000.00	4,758,000.00	4,229,000.00	4,229,000.00
25-May-05	379,266,637.08	14,803,000.00	10,574,000.00	4,758,000.00	4,229,000.00	4,229,000.00
25-Jun-05	369,709,654.10	14,803,000.00	10,574,000.00	4,758,000.00	4,229,000.00	4,229,000.00
25-Jul-05	360,369,830.87	14,803,000.00	10,574,000.00	4,758,000.00	4,229,000.00	4,229,000.00
25-Aug-05	351,242,238.49	14,803,000.00	10,574,000.00	4,758,000.00	4,229,000.00	4,229,000.00
25-Sep-05	342,322,059.87	14,803,000.00	10,574,000.00	4,758,000.00	4,229,000.00	4,229,000.00
25-Oct-05	333,604,587.15	14,803,000.00	10,574,000.00	4,758,000.00	4,229,000.00	4,229,000.00
25-Nov-05	325,085,219.23	14,803,000.00	10,574,000.00	4,758,000.00	4,229,000.00	4,229,000.00
25-Dec-05	316,759,459.36	14,803,000.00	10,574,000.00	4,758,000.00	4,229,000.00	4,229,000.00
25-Jan-06	308,623,521.66	14,803,000.00	10,574,000.00	4,758,000.00	4,229,000.00	4,229,000.00
25-Feb-06	300,672,474.48	14,803,000.00	10,574,000.00	4,758,000.00	4,229,000.00	4,229,000.00
25-Mar-06	292,902,121.06	14,803,000.00	10,574,000.00	4,758,000.00	4,229,000.00	4,229,000.00
25-Apr-06	285,304,873.26	14,803,000.00	10,574,000.00	4,758,000.00	4,229,000.00	4,229,000.00
25-May-06	277,880,128.14	14,803,000.00	10,574,000.00	4,758,000.00	4,229,000.00	4,229,000.00
25-Jun-06	270,622,203.00	14,803,000.00	10,574,000.00	4,758,000.00	4,229,000.00	4,229,000.00
25-Jul-06	263,528,792.81	14,803,000.00	10,574,000.00	4,758,000.00	4,229,000.00	4,229,000.00
25-Aug-06	256,596,711.42	14,803,000.00	10,574,000.00	4,758,000.00	4,229,000.00	4,229,000.00
25-Sep-06	249,822,294.66	14,803,000.00	10,574,000.00	4,758,000.00	4,229,000.00	4,229,000.00
25-Oct-06	243,201,961.46	14,803,000.00	10,574,000.00	4,758,000.00	4,229,000.00	4,229,000.00
25-Nov-06	236,732,229.72	14,803,000.00	10,574,000.00	4,758,000.00	4,229,000.00	4,229,000.00
25-Dec-06	230,409,660.61	14,803,000.00	10,574,000.00	4,758,000.00	4,229,000.00	4,229,000.00
25-Jan-07	224,230,688.16	14,803,000.00	10,574,000.00	4,758,000.00	4,229,000.00	4,229,000.00
25-Feb-07	218,192,277.64	14,803,000.00	10,574,000.00	4,758,000.00	4,229,000.00	4,229,000.00
25-Mar-07	212,291,137.80	14,803,000.00	10,574,000.00	4,758,000.00	4,229,000.00	4,229,000.00
25-Apr-07	206,517,856.92	14,803,000.00	10,574,000.00	4,758,000.00	4,229,000.00	4,229,000.00
25-May-07	200,875,012.24	14,803,000.00	10,574,000.00	4,758,000.00	4,229,000.00	4,229,000.00
25-Jun-07	195,360,404.38	14,803,000.00	10,574,000.00	4,758,000.00	4,229,000.00	4,229,000.00
25-Jul-07	189,971,400.03	14,803,000.00	10,574,000.00	4,758,000.00	4,229,000.00	4,229,000.00
25-Aug-07	189,971,400.03	13,039,949.55	9,016,921.23	4,057,358.73	3,606,256.84	3,606,256.84
25-Sep-07	185,993,224.03	12,334,983.91	8,811,059.91	3,964,726.98	3,523,924.00	3,523,924.00
25-Oct-07	181,698,389.96	12,053,354.58	8,609,887.95	3,874,205.30	3,443,466.63	3,443,466.63
25-Nov-07	177,501,392.71	11,778,140.81	8,413,298.72	3,785,745.72	3,364,842.09	3,364,842.09
25-Dec-07	173,400,007.40	11,509,196.68	8,221,187.98	3,699,301.35	3,288,008.70	3,288,008.70
25-Jan-08	409,291,707.53	14,803,000.00	10,574,000.00	4,758,000.00	4,229,000.00	4,229,000.00
25-Feb-08	399,052,372.23	14,803,000.00	10,574,000.00	4,758,000.00	4,229,000.00	4,229,000.00
25-Mar-08	389,045,823.03	14,803,000.00	10,574,000.00	4,758,000.00	4,229,000.00	4,229,000.00
25-Apr-08	379,266,637.08	14,803,000.00	10,574,000.00	4,758,000.00	4,229,000.00	4,229,000.00
25-May-08	369,709,654.10	14,803,000.00	10,574,000.00	4,758,000.00	4,229,000.00	4,229,000.00
25-Jun-08	360,369,830.87	14,803,000.00	10,574,000.00	4,758,000.00	4,229,000.00	4,229,000.00
25-Jul-08	351,242,238.49	14,803,000.00	10,574,000.00	4,758,000.00	4,229,000.00	4,229,000.00
25-Aug-08	342,322,059.87	14,803,000.00	10,574,000.00	4,758,000.00	4,229,000.00	4,229,000.00

Exhibit I – Yield Maintenance Schedule (cont'd)

(Notional Balance run at 24%CPR)

Date	Class I-A	Class I-M-1	Class I-M-2	Class I-B-1	Class I-B-2	Class I-B-3
25-Sep-08	$169,392,059.64	$11,246,379.63	$ 8,033,453.91	$ 3,614,826.34	$3,212,925.72	$3,212,925.72
25-Oct-08	165,475,424.46	10,989,550.31	7,849,996.96	3,532,275.91	3,139,553.35	3,139,553.35
25-Nov-08	161,648,025.13	10,738,572.53	7,670,719.85	3,451,606.30	3,067,852.68	3,067,852.68
25-Dec-08	157,907,832.09	10,493,313.22	7,495,527.53	3,372,774.73	2,997,785.69	2,997,785.69
25-Jan-09	154,252,861.90	10,253,642.31	7,324,327.08	3,295,739.39	2,929,315.23	2,929,315.23
25-Feb-09	150,681,176.15	10,019,432.69	7,157,027.72	3,220,459.42	2,862,404.98	2,862,404.98
25-Mar-09	147,190,880.46	9,790,560.14	6,993,540.70	3,146,894.90	2,797,019.45	2,797,019.45
25-Apr-09	143,780,123.49	9,566,903.26	6,833,779.31	3,075,006.80	2,733,123.96	2,733,123.96
25-May-09	140,447,095.94	9,348,343.41	6,677,658.80	3,004,757.01	2,670,684.61	2,670,684.61
25-June-09	137,190,029.62	9,134,764.64	6,525,096.35	2,936,108.23	2,609,668.29	2,609,668.29
25-July-09	134,007,196.52	8,926,053.63	6,376,011.02	2,869,024.06	2,550,042.61	2,550,042.61
25-Aug-09	130,896,907.85	8,722,099.65	6,230,323.70	2,803,468.90	2,491,775.95	2,491,775.95
25-Sept-09	127,857,513.21	8,522,794.48	6,087,957.09	2,739,407.97	2,434,837.39	2,434,837.39
25-Oct-09	124,887,388.83	8,328,031.62	5,948,835.13	2,676,807.03	2,379,196.50	2,379,196.50
25-Nov-09	121,984,726.55	8,137,692.53	5,812,873.12	2,615,627.98	2,324,819.41	2,324,819.41

Exhibit II – Available Funds Cap Schedule

Distribution Date	Effective Coupon Class I-A-1 (%)	Effective Coupon Class I-M-1 (%)	Effective Coupon Class I-M-2 (%)	Effective Coupon Class I-B-1 (%)	Effective Coupon Class I-B-2 (%)	Effective Coupon Class I-B-3 (%)
25-Mar-05	2.90	3.15	3.40	3.95	4.65	4.65
25-Apr-05	11.50	11.50	11.50	11.50	11.50	11.50
25-May-05	11.50	11.50	11.50	11.50	11.50	11.50
25-Jun-05	11.50	11.50	11.50	11.50	11.50	11.50
25-Jul-05	11.50	11.50	11.50	11.50	11.50	11.50
25-Aug-05	11.50	11.50	11.50	11.50	11.50	11.50
25-Sep-05	11.50	11.50	11.50	11.50	11.50	11.50
25-Oct-05	11.50	11.50	11.50	11.50	11.50	11.50
25-Nov-05	11.50	11.50	11.50	11.50	11.50	11.50
25-Dec-05	11.50	11.50	11.50	11.50	11.50	11.50
25-Jan-06	11.50	11.50	11.50	11.50	11.50	11.50
25-Feb-06	11.50	11.50	11.50	11.50	11.50	11.50
25-Mar-06	11.50	11.50	11.50	11.50	11.50	11.50
25-Apr-06	11.50	11.50	11.50	11.50	11.50	11.50
25-May-06	11.50	11.50	11.50	11.50	11.50	11.50
25-Jun-06	11.50	11.50	11.50	11.50	11.50	11.50
25-Jul-06	11.50	11.50	11.50	11.50	11.50	11.50
25-Aug-06	11.50	11.50	11.50	11.50	11.50	11.50
25-Sep-06	11.50	11.50	11.50	11.50	11.50	11.50
25-Oct-06	11.50	11.50	11.50	11.50	11.50	11.50
25-Nov-06	11.50	11.50	11.50	11.50	11.50	11.50
25-Dec-06	11.50	11.50	11.50	11.50	11.50	11.50
25-Jan-07	11.50	11.50	11.50	11.50	11.50	11.50
25-Feb-07	11.50	11.50	11.50	11.50	11.50	11.50
25-Mar-07	11.50	11.50	11.50	11.50	11.50	11.50
25-Apr-07	11.50	11.50	11.50	11.50	11.50	11.50
25-May-07	11.50	11.50	11.50	11.50	11.50	11.50
25-Jun-07	11.50	11.50	11.50	11.50	11.50	11.50
25-Jul-07	11.50	11.50	11.50	11.50	11.50	11.50
25-Aug-07	11.50	11.50	11.50	11.50	11.50	11.50
25-Sep-07	11.50	11.50	11.50	11.50	11.50	11.50
25-Oct-07	11.50	11.50	11.50	11.50	11.50	11.50
25-Nov-07	11.50	11.50	11.50	11.50	11.50	11.50
25-Dec-07	11.50	11.50	11.50	11.50	11.50	11.50
25-Jan-08	11.50	11.50	11.50	11.50	11.50	11.50
25-Feb-08	11.50	11.50	11.50	11.50	11.50	11.50
25-Mar-08	11.50	11.50	11.50	11.50	11.50	11.50
25-Apr-08	11.50	11.50	11.50	11.50	11.50	11.50
25-May-08	11.50	11.50	11.50	11.50	11.50	11.50
25-Jun-08	11.50	11.50	11.50	11.50	11.50	11.50

Exhibit II – Available Funds Cap Schedule (cont'd)

Distribution Date	Effective Coupon Class I-A-1 (%)	Effective Coupon Class I-M-1 (%)	Effective Coupon Class I-M-2 (%)	Effective Coupon Class I-B-1 (%)	Effective Coupon Class I-B-2 (%)	Effective Coupon Class I-B-3 (%)
25-Jul-08	11.50	11.50	11.50	11.50	11.50	11.50
25-Aug-08	11.50	11.50	11.50	11.50	11.50	11.50
25-Sep-08	11.50	11.50	11.50	11.50	11.50	11.50
25-Oct-08	11.50	11.50	11.50	11.50	11.50	11.50
25-Nov-08	11.50	11.50	11.50	11.50	11.50	11.50
25-Dec-08	11.50	11.50	11.50	11.50	11.50	11.50
25-Jan-09	11.50	11.50	11.50	11.50	11.50	11.50
25-Feb-09	11.50	11.50	11.50	11.50	11.50	11.50
25-Mar-09	11.50	11.50	11.50	11.50	11.50	11.50
25-Apr-09	11.50	11.50	11.50	11.50	11.50	11.50
25-May-09	11.50	11.50	11.50	11.50	11.50	11.50
25-Jun-09	11.50	11.50	11.50	11.50	11.50	11.50
25-Jul-09	11.50	11.50	11.50	11.50	11.50	11.50
25-Aug-09	11.50	11.50	11.50	11.50	11.50	11.50

Exhibit III – Price/Yield(%)

Class I-A-1 to Call

100-00	10% CPR	15% CPR	25% CPR	30% CPR	35% CPR	45% CPR	55% CPR
Yield	2.96	2.96	2.96	2.96	2.96	2.96	2.96
WAL	6.71	4.59	2.63	2.12	1.74	1.25	0.95
Prin. Start	03/25/2005	03/25/2005	03/25/2005	03/25/2005	03/25/2005	03/25/2005	03/25/2005
Prin. End	10/25/2018	10/25/2014	09/25/2010	08/25/2009	11/25/2008	11/25/2007	03/25/2007
Prin. Len	164	116	67	54	45	33	25

Class I-M-1 to Call

100-00	10% CPR	15% CPR	25% CPR	30% CPR	35% CPR	45% CPR	55% CPR
Yield	3.22	3.22	3.22	3.22	3.22	3.22	3.22
WAL	11.26	7.78	4.55	3.86	3.49	2.74	2.07
Prin. Start	07/25/2011	05/25/2009	03/25/2008	04/25/2008	05/25/2008	11/25/2007	03/25/2007
Prin. End	10/25/2018	10/25/2014	09/25/2010	08/25/2009	11/25/2008	11/25/2007	03/25/2007
Prin. Len	88	66	31	17	7	1	1

Class I-M-2 to Call

100-00	10% CPR	15% CPR	25% CPR	30% CPR	35% CPR	45% CPR	55% CPR
Yield	3.47	3.48	3.48	3.48	3.48	3.48	3.47
WAL	11.26	7.78	4.55	3.86	3.49	2.74	2.07
Prin. Start	07/25/2011	05/25/2009	03/25/2008	03/25/2008	04/25/2008	11/25/2007	03/25/2007
Prin. End	10/25/2018	10/25/2014	09/25/2010	08/25/2009	11/25/2008	11/25/2007	03/25/2007
Prin. Len	88	66	31	18	8	1	1

Class I-B-1 to Call

100-00	10% CPR	15% CPR	25% CPR	30% CPR	35% CPR	45% CPR	55% CPR
Yield	4.04	4.04	4.04	4.04	4.04	4.04	4.04
WAL	11.26	7.78	4.55	3.86	3.49	2.74	2.07
Prin. Start	07/25/2011	05/25/2009	03/25/2008	03/25/2008	03/25/2008	11/25/2007	03/25/2007
Prin. End	10/25/2018	10/25/2014	09/25/2010	08/25/2009	11/25/2008	11/25/2007	03/25/2007
Prin. Len	88	66	31	18	9	1	1

Class I-B-2
to Call

100-00	10% CPR	15% CPR	25% CPR	30% CPR	35% CPR	45% CPR	55% CPR
Yield	4.77	4.77	4.77	4.77	4.77	4.77	4.76
WAL	11.26	7.78	4.54	3.82	3.38	2.74	2.07
Prin. Start	07/25/2011	05/25/2009	03/25/2008	03/25/2008	03/25/2008	11/25/2007	03/25/2007
Prin. End	10/25/2018	10/25/2014	09/25/2010	08/25/2009	11/25/2008	11/25/2007	03/25/2007
Prin. Len	88	66	31	18	9	1	1

Class I-B-3
to Call

100-00	10% CPR	15% CPR	25% CPR	30% CPR	35% CPR	45% CPR	55% CPR
Yield	4.77	4.77	4.77	4.77	4.77	4.77	4.76
WAL	11.26	7.78	4.54	3.82	3.38	2.74	2.07
Prin. Start	07/25/2011	05/25/2009	03/25/2008	03/25/2008	03/25/2008	11/25/2007	03/25/2007
Prin. End	10/25/2018	10/25/2014	09/25/2010	08/25/2009	11/25/2008	11/25/2007	03/25/2007
Prin. Len	88	66	31	18	9	1	1

Exhibit III – Price/Yield(%)

Class I-A-1
to Maturity

100-00	10% CPR	15% CPR	25% CPR	30% CPR	35% CPR	45% CPR	55% CPR
Yield	2.96	2.99	3.00	3.00	3.00	3.00	2.99
WAL	6.71	5.39	3.18	2.57	2.12	1.49	1.05
Prin. Start	03/25/2005	03/25/2005	03/25/2005	03/25/2005	03/25/2005	03/25/2005	03/25/2005
Prin. End	10/25/2018	09/25/2030	08/25/2022	08/25/2017	05/25/2014	01/25/2014	11/25/2011
Prin. Len	164	307	210	174	147	107	81

Class I-M-1
to Maturity

100-00	10% CPR	15% CPR	25% CPR	30% CPR	35% CPR	45% CPR	55% CPR
Yield	3.22	3.26	3.27	3.27	3.27	3.29	3.35
WAL	11.26	9.68	5.84	4.94	4.39	3.94	4.31
Prin. Start	07/25/2011	05/25/2009	03/25/2008	04/25/2008	05/25/2008	07/25/2008	11/25/2008
Prin. End	10/25/2018	11/25/2030	10/25/2022	10/25/2019	06/25/2017	03/25/2013	12/25/2011
Prin. Len	88	259	176	139	110	69	38

Class I-M-2
to Maturity

100-00	10% CPR	15% CPR	25% CPR	30% CPR	35% CPR	45% CPR	55% CPR
Yield	3.47	3.53	3.55	3.55	3.55	3.57	3.64
WAL	11.26	9.69	5.84	4.91	4.33	3.76	3.69
Prin. Start	07/25/2011	05/25/2009	03/25/2008	03/25/2008	04/25/2008	05/25/2008	07/25/2008
Prin. End	10/25/2018	01/25/2031	11/25/2022	11/25/2019	07/25/2017	03/25/2013	12/25/2011
Prin. Len	88	261	177	141	112	71	42

Class I-B-1
to Maturity

100-00	10% CPR	15% CPR	25% CPR	30% CPR	35% CPR	45% CPR	55% CPR
Yield	4.04	4.14	4.16	4.17	4.16	4.20	4.30
WAL	11.26	9.69	5.84	4.91	4.33	3.76	3.69
Prin. Start	07/25/2011	05/25/2009	03/25/2008	03/25/2008	03/25/2008	04/25/2008	05/25/2008
Prin. End	10/25/2018	01/25/2031	12/25/2022	12/25/2019	08/25/2017	04/25/2014	01/25/2012
Prin. Len	88	261	178	142	114	73	45

Class I-B-2
to Maturity

100-00	10% CPR	15% CPR	25% CPR	30% CPR	35% CPR	45% CPR	55% CPR
Yield	4.77	4.90	4.95	4.95	4.95	5.00	5.14
WAL	11.26	9.69	5.84	4.89	4.28	3.62	3.37
Prin. Start	07/25/2011	05/25/2009	03/25/2008	03/25/2008	03/25/2008	04/25/2008	05/25/2008
Prin. End	10/25/2018	02/25/2031	01/25/2023	12/25/2019	08/25/2017	04/25/2014	01/25/2012
Prin. Len	88	262	179	142	114	73	45

Class I-B-3
to Maturity

100-00	10% CPR	15% CPR	25% CPR	30% CPR	35% CPR	45% CPR	55% CPR
Yield	4.77	4.90	4.95	4.95	4.95	4.99	5.13
WAL	11.26	9.69	5.84	4.89	4.28	3.59	3.29
Prin. Start	07/25/2011	05/25/2009	03/25/2008	03/25/2008	03/25/2008	03/25/2008	03/25/2008
Prin. End	10/25/2018	02/25/2031	01/25/2023	01/25/2020	09/25/2017	04/25/2014	01/25/2012
Prin. Len	88	262	179	143	115	74	47

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

BALTA 2005-2 GI

BALTA 2005-2

MAIN GROUP PROGRAM	Percent	GWAC	NWAC	Min GWAC	Max GWAC	Avg Balance	Orig Term	Age	Rem Term	LTV	FICO	Gross Margin	WA Roll	Initial Rate Cap	Periodic Rate Cap	Maximum Rate	Net Margin
GI. OC	**100.00**	**5.942**	**5.569**	**1.875**	**8.500**	**244,305.04**	**360**	**3**	**357**	**78.28**	**701**	**2.648**	**34**	**3.796**	**1.226**	**11.271**	**2.276**
1/1CMT	1.21	3.189	2.939	1.875	4.750	182,103.92	360	7	353	75.43	697	2.750	5	2.000	2.000	9.189	2.500
1/1LIBOR	0.99	4.700	4.328	3.750	6.075	290,216.07	360	2	358	80.14	690	2.859	10	2.000	2.000	10.721	2.487
1MLIBOR	5.43	4.955	4.580	3.625	6.160	326,193.96	360	4	356	76.28	694	2.623	1	1.941	1.941	11.812	2.248
2/1LIBOR	0.06	6.375	6.000	6.375	6.375	315,413.09	360	2	358	80.00	687	2.250	22	3.000	2.000	12.375	1.875
2/6LIBOR	31.40	5.804	5.429	3.500	8.500	262,671.07	360	2	357	77.89	706	2.953	22	3.099	1.040	10.914	2.578
3/1LIBOR	2.33	6.639	6.229	5.625	7.625	205,105.36	360	4	356	79.49	664	2.357	32	2.160	2.000	12.455	1.947
3/6LIBOR	2.78	6.020	5.647	4.750	8.000	249,157.07	360	2	358	79.53	701	2.978	34	2.964	1.057	11.445	2.604
5/1LIBOR	9.68	6.872	6.514	5.875	8.500	266,665.01	360	3	357	79.91	677	2.282	57	4.990	2.000	11.883	1.924
5/6LIBOR	33.86	6.378	6.003	4.125	8.375	212,845.53	360	3	357	78.69	705	2.372	57	5.028	1.077	11.457	1.998
6MLIBOR	12.26	5.013	4.638	1.990	7.500	272,439.62	360	4	356	77.36	704	2.887	3	1.122	1.098	10.925	2.512
TOTAL	**100.00**	**5.942**	**5.569**	**1.875**	**8.500**	**244,305.04**	**360**	**3**	**357**	**78.28**	**701**	**2.648**	**34**	**3.796**	**1.226**	**11.271**	**2.276**

Current Balance

CURRENT BALANCE	Pct of overall CURRENT BALANCE
- 50,000.99	0.17
50,001.00 - 100,000.99	3.20
100,001.00 - 150,000.99	10.62
150,001.00 - 200,000.99	13.35
200,001.00 - 250,000.00	11.26
250,000.01 - 300,000.00	12.20
300,000.01 - 350,000.00	9.85
350,000.01 - 400,000.00	9.57
400,000.01 - 450,000.00	5.54
450,000.01 - 500,000.00	7.22
500,000.01 - 550,000.00	2.99
550,000.01 - 600,000.00	3.07
600,000.01 - 650,000.00	4.30
650,000.01 - 700,000.00	0.64
700,000.01 - 750,000.00	0.55
750,000.01 - 800,000.00	0.60
800,000.01 - 850,000.00	0.31
850,000.01 - 900,000.00	1.01
900,000.01 - 950,000.00	0.52
950,000.01 - 1,000,000.00	1.67
1,000,000.01 - 1,500,000.00	0.77
1,500,000.01 - 2,000,000.00	0.58
TOTAL	100.00

File: /a/villiano/balta052/final1bv1.dat -v ALF: /a/villiano/balta052/balta052.alf
Select: MAIN_GROUP CONT 'OC'

BALTA 2005-2 GI

Current Gross Coupon	
CURRENT GROSS COUPON	Pct of overall CURRENT BALANCE
1.875 - 1.999	0.19
2.125 - 2.249	0.08
2.375 - 2.499	0.05
2.500 - 2.624	0.21
2.625 - 2.749	0.06
2.750 - 2.874	0.05
2.875 - 2.999	0.36
3.000 - 3.124	0.09
3.125 - 3.249	0.02
3.375 - 3.499	0.03
3.500 - 3.624	0.07
3.625 - 3.749	0.19
3.750 - 3.874	0.64
3.875 - 3.999	0.67
4.000 - 4.124	0.95
4.125 - 4.249	1.01
4.250 - 4.374	1.97
4.375 - 4.499	2.28
4.500 - 4.624	1.68
4.625 - 4.749	1.50
4.750 - 4.874	3.66
4.875 - 4.999	2.12
5.000 - 5.124	2.37
5.125 - 5.249	1.77
5.250 - 5.374	3.13
5.375 - 5.499	3.75
5.500 - 5.624	3.77
5.625 - 5.749	3.29
5.750 - 5.874	4.51
5.875 - 5.999	5.24
6.000 - 6.124	4.46
6.125 - 6.249	4.02
6.250 - 6.374	4.01
6.375 - 6.499	3.58
6.500 - 6.624	5.05
6.625 - 6.749	3.33
6.750 - 6.874	11.41
6.875 - 6.999	7.52
7.000 - 7.124	3.52
7.125 - 7.249	1.11
7.250 - 7.374	1.56
7.375 - 7.499	0.57

File: /a/villiano/balta052/final1bv1.dat -v   ALF: /a/villiano/balta052/balta052.alf
Select: MAIN_GROUP CONT 'OC'

Current Gross Coupon

CURRENT GROSS COUPON	Pct of overall CURRENT BALANCE
7.500 - 7.624	1.17
7.625 - 7.749	0.44
7.750 - 7.874	0.86
7.875 - 7.999	1.18
8.000 - 8.124	0.29
8.125 - 8.249	0.07
8.250 - 8.374	0.02
8.375 - 8.499	0.07
8.500 - 8.624	0.07
TOTAL	**100.00**

Current Net Coupon

CURRENT NET COUPON	Pct of overall CURRENT BALANCE
1.500 - 1.624	0.17
1.625 - 1.749	0.02
1.875 - 1.999	0.08
2.125 - 2.249	0.05
2.250 - 2.374	0.21
2.375 - 2.499	0.06
2.500 - 2.624	0.27
2.625 - 2.749	0.14
2.750 - 2.874	0.09
2.875 - 2.999	0.02
3.125 - 3.249	0.10
3.250 - 3.374	0.19
3.375 - 3.499	0.53
3.500 - 3.624	0.68
3.625 - 3.749	1.05
3.750 - 3.874	0.99
3.875 - 3.999	1.84
4.000 - 4.124	2.38
4.125 - 4.249	1.71
4.250 - 4.374	1.50
4.375 - 4.499	3.62
4.500 - 4.624	2.17
4.625 - 4.749	2.34
4.750 - 4.874	1.80
4.875 - 4.999	3.13

File: /a/villiano/balta052/final1bv1.dat -v   ALF: /a/villiano/balta052/balta052.alf
Select: MAIN_GROUP CONT 'OC'

BALTA 2005-2 GI

Current Net Coupon

CURRENT NET COUPON	Pct of overall CURRENT BALANCE
5.000 - 5.124	3.75
5.125 - 5.249	3.77
5.250 - 5.374	3.29
5.375 - 5.499	4.51
5.500 - 5.624	5.24
5.625 - 5.749	4.46
5.750 - 5.874	4.02
5.875 - 5.999	4.01
6.000 - 6.124	3.62
6.125 - 6.249	5.05
6.250 - 6.374	2.54
6.375 - 6.499	11.17
6.500 - 6.624	8.32
6.625 - 6.749	3.79
6.750 - 6.874	1.20
6.875 - 6.999	1.59
7.000 - 7.124	0.52
7.125 - 7.249	1.14
7.250 - 7.374	0.42
7.375 - 7.499	0.81
7.500 - 7.624	1.18
7.625 - 7.749	0.25
7.750 - 7.874	0.07
7.875 - 7.999	0.02
8.000 - 8.124	0.06
8.125 - 8.249	0.06
TOTAL	**100.00**

Original Loan to Value

LOAN TO VALUE	Pct of overall CURRENT BALANCE
15.01 - 20.00	0.06
20.01 - 25.00	0.02
25.01 - 30.00	0.05
30.01 - 35.00	0.10
35.01 - 40.00	0.06
40.01 - 45.00	0.21
45.01 - 50.00	1.05
50.01 - 55.00	0.75

File: /a/villiano/balta052/final1bv1.dat -v   ALF: /a/villiano/balta052/balta052.alf
Select: MAIN_GROUP CONT 'OC'

Original Loan to Value

LOAN-TO-VALUE	Pct of overall CURRENT BALANCE
55.01 - 60.00	2.21
60.01 - 65.00	4.58
65.01 - 70.00	5.89
70.01 - 75.00	5.11
75.01 - 80.00	68.21
80.01 - 85.00	0.64
85.01 - 90.00	6.61
90.01 - 95.00	4.38
95.01 +	0.07
TOTAL	100.00

Credit Score

FICO SCORE	Pct of overall CURRENT BALANCE
0 - 19	0.70
600 - 619	0.25
620 - 639	3.18
640 - 659	15.37
660 - 679	19.46
680 - 699	16.27
700 - 719	11.59
720 - 739	12.07
740 - 759	9.66
760 - 779	6.79
780 - 799	3.85
800 - 819	0.75
820 - 839	0.07
TOTAL	100.00

Original Term

STATED ORIGINAL TERM	Pct of overall CURRENT BALANCE
241 - 359	0.13
360 - 360	99.87
TOTAL	100.00

File: /a/villiano/balta052/final1bv1.dat -v ALF: /a/villiano/balta052/balta052.alf
Select: MAIN_GROUP CONT 'OC'

Remaining Term	
STATED REM TERM	Pct of overall CURRENT BALANCE
241 - 300	0.13
301 - 360	99.87
TOTAL	100.00

State	
STATE	Pct of overall CURRENT BALANCE
AL	0.20
AR	0.08
AZ	8.06
CA	28.57
CO	3.27
CT	0.68
DC	0.32
DE	0.08
FL	12.62
GA	7.32
IA	0.03
ID	0.17
IL	2.07
IN	0.08
KS	0.15
KY	0.21
LA	0.04
MA	5.58
MD	4.80
ME	0.13
MI	0.65
MN	0.86
MO	0.37
MS	0.08
MT	0.05
NC	0.85
ND	0.04
NE	0.04
NH	0.70
NJ	5.43
NM	0.27
NV	4.19

File: /a/villiano/balta052/final1bv1.dat -v ALF: /a/villiano/balta052/balta052.alf
Select: MAIN_GROUP CONT 'OC'

State

STATE	Pct of overall CURRENT BALANCE
NY	1.91
OH	0.38
OK	0.09
OR	0.50
PA	1.57
RI	0.45
SC	0.48
TN	0.38
TX	1.10
UT	0.46
VA	3.71
WA	0.56
WI	0.17
WV	0.06
WY	0.15
TOTAL	**100.00**

Loan Purpose

LOAN PURP	Pct of overall CURRENT BALANCE
Cash Out Refinance	20.64
Purchase	72.49
Rate/Term Refinance	6.87
TOTAL	**100.00**

Occupancy

OCCTYPE	Pct of overall CURRENT BALANCE
Investor	25.90
Owner Occupied	68.98
Second Home	5.12
TOTAL	**100.00**

File: /a/villiano/balta052/final1bv1.dat -v ALF: /a/villiano/balta052/balta052.alf
Select: MAIN_GROUP CONT 'OC'

Property Type

PROPTYPE	Pct of overall CURRENT BALANCE
2-4 Family	12.42
Condominium	10.46
PUD	28.54
Single Family	48.54
Townhouse	0.04
TOTAL	100.00

Documentation Code

DOCTYPE1	Pct of overall CURRENT BALANCE
Full Documentation	21.38
No Documentation	25.94
Reduced	52.68
TOTAL	100.00

Interest Only

IO FLAG IO PERIOD	Pct of overall CURRENT BALANCE
N	14.68
0.000	14.68
Y	85.32
120.00	61.85
24.000	1.90
36.000	2.52
60.000	19.05
TOTAL	100.00

Index Type

INDEX	Pct of overall CURRENT BALANCE
1 Mo Libor	5.43
1 YR CMT	1.21
1 YR Libor	13.06
6 Mo Libor	80.30

File: /a/villiano/balta052/final1bv1.dat -v ALF: /a/villiano/balta052/balta052.alf
Select: MAIN_GROUP CONT 'OC'

Index Type

INDEX	Pct of overall CURRENT BALANCE
TOTAL	100.00

Months to Roll

ROLL	Pct of overall CURRENT BALANCE
0 - 2	11.13
3 - 8	7.77
9 - 11	0.98
12 - 14	0.02
15 - 17	0.28
18 - 20	5.12
21 - 23	25.95
24 - 26	0.11
27 - 29	0.15
30 - 32	2.06
33 - 35	2.89
48 - 50	0.04
51 - 53	0.76
54 - 56	10.36
57 - 59	32.07
60 - 62	0.30
TOTAL	100.00

Gross Margin

MARGIN	Pct of overall CURRENT BALANCE
0.000 - 1.749	0.32
1.750 - 1.999	0.34
2.000 - 2.249	0.63
2.250 - 2.499	69.05
2.500 - 2.749	3.40
2.750 - 2.999	4.70
3.000 - 3.249	3.73
3.250 +	17.83
TOTAL	100.00

File: /a/villiano/balta052/final1bv1.dat -v ALF: /a/villiano/balta052/balta052.alf
Select: MAIN_GROUP CONT 'OC'

Max Rate

MAX RATE	Pct of overall CURRENT BALANCE
0.000 - 7.999	0.19
8.000 - 8.499	0.13
8.500 - 8.999	0.97
9.000 - 9.499	2.97
9.500 - 9.999	4.64
10.000 - 10.499	9.60
10.500 - 10.999	15.62
11.000 - 11.499	16.23
11.500 - 11.999	26.37
12.000 - 12.499	15.03
12.500 - 12.999	6.76
13.000 - 13.499	0.95
13.500 - 13.999	0.46
14.000 +	0.08
TOTAL	**100.00**

Prepay

PREPAY PPY TERM	Pct of overall CURRENT BALANCE
No_PP	**59.63**
0.000	59.63
Prepay	**40.37**
4.000	0.51
6.000	2.90
7.000	0.13
12.000	4.93
24.000	2.77
36.000	16.36
60.000	12.77
TOTAL	**100.00**

Originators

ORIGINATOR	Pct of overall CURRENT BALANCE
ACTMORTGAGECAPITAL	1.12
ALLIANCEMORTGAGEBANKING	1.38

File: /a/villiano/balta052/final1bv1.dat -v ALF: /a/villiano/balta052/balta052.alf
Select: MAIN_GROUP CONT 'OC'

BALTA 2005-2 GI

Originators

ORIGINATOR	Pct of overall CURRENT BALANCE
AMERICANGOLD	0.16
BANKOFAMERICA	0.17
COUNTRYWIDE	7.65
CTXMORTGAGE	0.27
EMCFLOW	67.59
ENTRUST	0.23
FIDELITY&TRUSTMTGINC	0.75
GATEWAY	11.84
GMAC	0.03
GREENPOINT	0.06
HOMEBANC	0.05
MORTGAGESTORE	3.37
NEWYORKMORTGAGE	0.51
OAKSTREET	0.48
RBCMORTGAGE	1.91
SILVERSTATE	0.86
SOUTHSTAR	0.08
UNITEDFINANCIAL	0.29
WELLSFARGO	1.21
TOTAL	100.00

Servicers

SERVICER NAME	Pct of overall CURRENT BALANCE
BANKOFAMERICA	0.17
COUNTRYWIDE	7.65
EMCMORTGAGE	86.40
EVERHOME	0.08
GMAC	0.03
GREENPOINT	0.06
HOMEBANC	0.05
WATERFIELD_SUB	4.36
WELLSFARGO	1.21
TOTAL	100.00

File: /a/villiano/balta052/final1bv1.dat -v   ALF: /a/villiano/balta052/balta052.alf
Select: MAIN_GROUP CONT 'OC'

BALTA 2005-2 GI

Index and Caps

INDEX INIT RATE CAP	Pct of overall CURRENT BALANCE
1 Mo Libor	**5.43**
0.000	3.75
1.000	0.10
2.000	1.58
1 YR CMT	**1.21**
2.000	1.21
1 YR Libor	**13.06**
2.000	2.99
3.000	0.43
5.000	9.58
6.000	0.05
6 Mo Libor	**80.30**
0.000	5.48
1.000	6.48
2.000	1.32
3.000	32.15
5.000	31.40
6.000	3.47
TOTAL	**100.00**

Caps

PER RATE CAP	Pct of overall CURRENT BALANCE
0.000	9.23
1.000	70.58
2.000	20.10
3.000	0.02
6.000	0.08
TOTAL	**100.00**

File: /a/villiano/balta052/final1bv1.dat -v ALF: /a/villiano/balta052/balta052.alf
Select: MAIN_GROUP CONT 'OC'

New Issue Marketing Materials

$1,162,799,100 (Approximate)

Bear Stearns ALT-A Trust
Mortgage Pass-Through Certificates, Series 2005-02 Group II

Wells Fargo Bank, NA
Master Servicer

EMC Mortgage Corporation
Mortgage Loan Seller

Structured Asset Mortgage Investments II, Inc.
Depositor

Bear, Stearns & Co. Inc.
Sole and Lead Underwriter

All statistical Information is preliminary and based upon Information as of February 1, 2005.

February 24, 2005

$1,162,799,100approx)

Bear Stearns Alt-A Trust
Mortgage Pass-Through Certificates, Series 2005-02 Group II
Hybrid ARM Mortgage Loans

Class	Certificate Size (1)		Credit Enhance %age (2)	Interest Rate Type	Collateral Type	Certificate Type
II-A-1	$ 171,120,800	AAA/Aaa	7.30%	WAC (3)	3-Yr. Conforming Hybrid	Group II-1 Senior PT
II-A-2a	$ 27,750,700	AAA/Aaa	7.30%	WAC (4)	3-Yr. Non-Conforming Hybrid	Group II-2 Super Senior PT
II-A-2b	$ 1,137,500	AAA/Aa1	7.30%	WAC (4)	3-Yr. Non-Conforming Hybrid	Group II-2 Senior Support PT
II-A-3	$ 459,844,000	AAA/Aaa	7.30%	WAC (5)	5-Yr. Conforming Hybrid	Group II-3 Senior PT
II-A-4	$ 229,097,500	AAA/Aaa	7.30%	WAC (6)	5-Yr. Non-Conforming Hybrid	Group II-4 Senior PT
II-X-1	Notional (7)	AAA/Aaa	7.30%	Fixed (7)	5-Yr. Non-Conforming Hybrid	Group II-4 Senior Interest Only
II-A-5	$ 62,200,500	AAA/Aaa	7.30%	WAC (8)	7-Yr. Hybrid	Group II-5 Senior PT
II-X-2	Notional (9)	AAA/Aaa	7.30%	Fixed (9)	7-Yr. Hybrid	Group II-5 Senior Interest Only
II-A-6	$ 143,178,700	AAA/Aaa	7.30%	WAC (10)	10-Yr. Hybrid	Group II-6 Senior PT
II-B-1	$ 14,166,000	AA+/Aa1	6.10%	WAC (11)	Total Portfolio of Group II	Group II Crossed Subordinate
II-B-2	$ 12,395,400	AA+/Aa2	5.05%	WAC (11)	Total Portfolio of Group II	Group II Crossed Subordinate
II-B-3	$ 19,478,300	AA/A2	3.40%	WAC (11)	Total Portfolio of Group II	Group II Crossed Subordinate
II-B-4	$ 14,166,100	A/Baa2	2.20%	WAC (11)	Total Portfolio of Group II	Group II Crossed Subordinate
II-B-5	$ 8,263,600	BBB	1.50%	WAC (11)	Total Portfolio of Group II	Group II Crossed Subordinate

(1) The Certificate Sizes are approximate and subject to a +/- 10% variance.

(2) The Credit Enhancement percentages are preliminary and are subject to change based upon the final pool as of the Cut-off Date and additional rating agency analysis.

(3) The Class II-A-1 Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group II-1 Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately [4.887]%.

(4) The Class II -A-2a and Class II-A-2b Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group II-2 Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately [4.930]%.

(5) The Class II -A-3 Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group II-3 Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately [5.351]%.

(6) Up to and including the distribution date in November 2009, the Class II-A-4 Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group II-4 Mortgage Loans minus 0.548%. After the distribution date in November 2009, the Class II-A-4 Certificates will bear interest at a variable rate equal to the weighted average of the Net Rates of the Group II-4 Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 4.850%.

(7) Up to and including the distribution date in November 2009, the Class II-X-1 Certificates will bear interest at a fixed pass-through rate equal to 0.548% based on a notional balance equal to the aggregate current principal balance of the Class II-A-4 Certificates. After the distribution date in November 2009, the Class II-X-1 Certificates will not bear any interest.

(8) Up to and including the distribution date in November 2011, the Class II-A-5 Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group II-5 Mortgage Loans minus 0.749%. After the distribution date in November 2011, the Class II-A-5 Certificates will bear interest at a variable rate equal to the weighted average of the Net Rates of the Group II-5 Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 4.722%.

(9) Up to and including the distribution date in November 2011, the Class II-X-2 Certificates will bear interest at a fixed pass-through rate equal to 0.749% based on a notional balance equal to the aggregate current principal balance of the Class II-A-5 Certificates. After the distribution date in November 2011, the Class II-X-2 Certificates will not bear any interest.

(10) The Class II -A-6 Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group II-6 Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately [5.628]%.

(11) The Class II-B Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group II Mortgage Loans in each Mortgage Loan Group weighted in proportion to the results of subtracting from the aggregate principal balance of each Mortgage Loan Group, the aggregate Current Principal Balance of the related Class of Senior Certificates. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately [5.320]%.

Depositor/Seller:	Structured Assets Mortgage Investments II, Inc. ("SAMI II")
Master Servicer:	Wells Fargo Bank, National Association
Trustee/Paying Agent:	JP Morgan Chase Bank
Originators:	The Originators for the Mortgage Loans are Countrywide Home Loans, Inc.(approx. 53.50%), EMC Mortgage Corporation (approx. 38.66%), United Financial (approx. 2.32%) and 19 other originators that are under 1% of the entire pool.
Underlying Servicer:	The Mortgage Loans will be serviced by Countrywide Home Loans, Inc.(approx. 49.21%), EMC Mortgage Corporation (approx. 47.61%), Greenpoint (approx. 1.45%), EverHome Mortgage Company (approx. 1.41%), Gmac Mortgage Corporation (less than 1%), Cendant Mortgage (less than 1%) and Bank of America (less than 1%)
Cut-off Date:	February 1, 2005
Closing Date:	February 28, 2005
Rating Agencies:	The senior certificates will be rated by two of the three rating agencies and the subordinate certificates will be rated by one of the three rating agencies. The rating agencies include Standard & Poor's ("S&P"), Moody's Investors Service ("Moody's") and or Fitch Ratings ("Fitch").
Legal Structure:	REMIC
Optional Call:	10% cleanup call
Distribution Date:	25th of each month, or next business day, commencing March 25, 2005
Remittance Type:	Scheduled/Scheduled
Form of Registration:	The investment grade Certificates will be issued in book-entry form through DTC.
Cross-Collateralization:	The Class II-B Certificates will be subordinate certificates issued representing interests in all six Mortgage Loan Groups.
ERISA:	The Offered Certificates are expected to be ERISA eligible. Prospective investors should review with the legal advisors as to whether the purchase and holding of the Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Code or other similar laws.
SMMEA:	The Class II-A, and Class II-B-1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.
Advancing Obligation:	The Underlying Servicers are obligated to advance delinquent mortgagor payments through the date of liquidation of an REO property to the extent they are deemed recoverable. The Master Servicer will be required to advance to the extent that an Underlying Servicer fails in its obligation.
Compensating Interest:	The Underlying Servicers are required to cover interest shortfalls as a result of full prepayments to the extent of their aggregate servicing compensation.

Interest Accrual Period:

The interest accrual period on the Offered Certificates for a given Distribution Date will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 basis). On the Closing Date, the price to be paid by investors for the Offered Certificates will include accrued interest from the Cut-off Date up to, but not including, the Closing Date (27 days).

Other Certificates:

The following Classes of "Other Certificates" will be issued in the indicated approximate original principal amounts, which will provide credit support to the related Offered Certificates, but are not offered hereby.

Certificate	Orig. Balance	PT Rate
Class II-B-6	$ 7,083,000	WAC (see footnote 11)
Class II-B-7	$ 5,902,500	WAC (see footnote 11)
Class II-B-8	$ 4,722,398	WAC (see footnote 11)

Collateral Description:

As of February 1, 2005, the aggregate principal balance of the Mortgage Loans described herein is approximately $1.2 billion. The Mortgage Loans are conventional, adjustable rate Six-Month LIBOR, One-Year LIBOR and One-Year CMT indexed mortgage loans with initial rate adjustments occurring either three, five, seven or ten years after the date of origination ("Hybrid ARMs"). The Mortgage Loans are secured by first liens on one- to four-family residential properties. Approximately 88% (by principal balance) of the mortgage pool allow for payments of interest only for a term equal to the initial fixed period of the mortgage loan. After such interest only period, such mortgage loans will fully amortize over its remaining term. The remaining approximately 12% of the mortgage loans fully amortize over their original term (generally 30-years).
Below is a further summary of the collateral characteristics of the Mortgage Loans by each mortgage loan group and the total pool (expected, as of February 1, 2005):

MLG	% of Pool	Gross WAC	Net WAC	WAM (mos.)	Gross Margin	Net Margin	Initial Cap	Period Cap	Max Rate	Mos to Roll
II-1 – 3 yr. Conforming Hybrid (1)	15.64%	5.27%	4.89%	356	2.27%	1.89%	2.61%	1.89%	11.09%	32
II-2 – 3 yr. Non-Conforming Hybrid	2.64%	5.30%	4.93%	356	2.37%	2.01%	3.57%	1.63%	10.81%	32
II-3 – 5 yr. Conforming Hybrid (1)	42.02%	5.73%	5.35%	356	2.27%	1.89%	5.08%	1.76%	10.90%	56
II-4– 5 yr. Non-Conforming Hybrid	20.93%	5.73%	5.40%	357	2.26%	1.93%	5.07%	1.76%	10.81%	57
II-5 – 7 yr. Hybrid	5.68%	5.74%	5.47%	357	2.32%	2.05%	5.05%	1.85%	10.80%	81
II-6 – 10 yr. Hybrid	13.08%	5.88%	5.63%	358	2.28%	2.03%	5.00%	1.94%	10.88%	118
Totals:	100.00%	5.67%	5.32%	357	2.28%	1.93%	4.64%	1.81%	10.90%	62

(1) The Group II-1 and Group II-3 Mortgage Loans will all be conforming balance mortgage loans.

NOTE: the information related to the Mortgage Loans described herein generally reflects information as of February 1, 2005. It is expected that on or prior to the Closing Date, scheduled and unscheduled principal payments will reduce the principal balance of the Mortgage Loans as of the Cut-off Date and may cause a decrease in the aggregate principal balance of the Mortgage Loans, as reflected herein, of up to 10%. **Consequently, the initial principal balance of any of the Offered Certificates by the Closing Date is subject to a decrease of up to 10% from amounts shown on the front cover hereof.**

Underwriting Standards: The Mortgage Loans were underwritten to the guidelines of the originators as more fully described in the prospectus supplement

Credit Enhancement: Credit Enhancement for the Certificates will be provided by a senior/subordinate shifting interest structure. The Class II-B Certificates represent interests in all six Mortgage Loan Groups and provide credit enhancement for the Class II-A Certificates.

Cash-Flow Description: Distributions on the Certificates will be made on the 25th day of each month (or the next business day). Distributions on the Senior Certificates will generally be made from the Available Funds of the related Loan Group. Distributions on the Class II-B Certificates will be made from Available Funds of all five Loan Groups. "Available Funds" for any distribution date and with respect to each Loan Group will be an amount that generally includes (1) all previously undistributed principal and interest portions of scheduled payments, principal prepayments and the principal and interest portions of net liquidation proceeds, (2) any monthly advances and compensating interest payments made by the Master Servicer or Servicer for such distribution date in respect of the Mortgage Loans in the related Loan Group, (3) any amounts reimbursed by the Master Servicer in connection with losses on certain eligible investments and (4) under limited circumstances, certain prepayments allocated from the Available Funds of another Loan Group, net of (x) fees payable to, and amounts reimbursable to, the Master Servicer, the Servicer, the Securities Administrator, the Trustee and the Custodian and (y) investment earnings on amounts on deposit in the master servicer collection account and the distribution account. Available Funds for each Loan Group will be distributed according to the following priority:

Group II-1 Available Funds

1. Payments of interest to the holders of the Class II-A-1 based on the interest due and payable, at a rate equal to their respective Pass-Through Rates (as described on the cover page hereof); and

2. Payments of principal to the holders of the Class II-A-1 based on their respective Current Principal Amounts, in an amount equal to the Senior Optimal Principal Amount for Mortgage Loan Group II-1.

Group II-2 Available Funds

1. Payments of interest to the holders of the Class II-A-2a and Class II-A-2b Certificates ,pro rata, based on the interest due and payable, at a rate equal to their respective Pass-Through Rates (as described on the cover page hereof); and

2. Payments of principal to the holders of the Class II-A-2a and Class II-A-2b Certificates based on their respective Current Principal Amounts, in an amount equal to the Senior Optimal Principal Amount for Mortgage Loan Group II-2.

Group II-3 Available Funds

1. Payments of interest to the holders of the Class II-A-3 Certificates based on the interest due and payable, at a rate equal to their respective Pass-Through Rates (as described on the cover page hereof); and

2. Payments of principal to the holders of the Class II-A-3 Certificates in an amount equal to the Senior Optimal Principal Amount for Mortgage Loan Group II-3.

Group II-4 Available Funds

1. Payments of interest to the holders of the Class II-A-4 and Class II-X-1 Certificates, pro rata, based on the interest due and payable, at a rate equal to their respective Pass-Through Rates (as described on the cover page hereof); and

2. Payments of principal to the holders of the Class II-A-4 Certificates in an amount equal to the Senior Optimal Principal Amount for Mortgage Loan Group II-4.

Group II-5 Available Funds

1. Payments of interest to the holders of the Class II-A-5 and Class II-X-2 Certificates, pro rata, based on the interest due and payable, at a rate equal to their respective Pass-Through Rates (as described on the cover page hereof); and

2. Payments of principal to the holders of the Class II-A-5 Certificates in an amount equal to the Senior Optimal Principal Amount for Mortgage Loan Group II-5

Group II-6 Available Funds

1. Payments of interest to the holders of the Class II-A-6 Certificates based on the interest due and payable, at a rate equal to their respective Pass-Through Rates (as described on the cover page hereof); and

2. Payments of principal to the holders of the Class II-A-6 Certificates in an amount equal to the Senior Optimal Principal Amount for Mortgage Loan Group II-6

Senior Optimal Principal Amount

With respect to a Loan Group is an amount generally equal to the sum of (i) the Senior Percentage of the principal portion of scheduled payments on the related Mortgage Loans in the related Loan Group, (ii) the Senior Prepayment Percentage of prepayments and net liquidation proceeds in respect of Mortgage Loans in the related Loan Group and (iii) the Senior Prepayment Percentage of amounts received in respect of repurchased or substituted Mortgage Loans in the related Loan Group.

Any Remaining Available Funds from all Loan Groups

1. Payments of interest to the holders of the Class II-B Certificates, sequentially, in order of their numerical class designations, so that each such Class shall receive interest at a rate equal to their respective Pass-Through Rates (as described on the cover page hereof); and
2. Payments of principal to the holders of the Class II-B Certificates, sequentially, in order of their numerical class designation, so that each such Class shall receive such Class' Allocable Share of the Subordinate Optimal Principal Amount.

Shifting Interest: The Senior Certificates will be entitled to receive 100% of the prepayments on the Mortgage Loans up to and including [February 2012]. The Senior

Prepayment Percentage can be reduced to the Senior Percentage plus 70%, 60%, 40%, 20% and 0% of the Subordinate Percentage over the next five years provided that (i) the principal balance of the Mortgage Loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the Current Principal Amount of the Subordinate Certificates does not exceed 50% and (ii) cumulative realized losses for the Mortgage Loans do not exceed 30%, 35%, 40%, 45% or 50% for each test date.

Notwithstanding the foregoing, if after 3 years the current Subordinate Percentage is equal to two times the initial Subordinate Percentage and (i) the principal balance of the Mortgage Loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the Current Principal Amount of the Subordinate Certificates does not exceed 50% and (ii) cumulative realized losses for the Mortgage Loans do not exceed a) on or prior to [February 2008], 20% or b) after [February 2008], 30%, then prepayments will be allocated among all certificates on a pro rata basis.

If doubling occurs prior to the third anniversary and the above delinquency and loss tests are met, then 50% of the subordinate prepayment percentage can be allocated to the subordinate classes.

Allocation of Losses:

Realized Losses on the Mortgage Loans will be allocated to the most junior class of Certificates outstanding beginning with the Class II-B-8 Certificates, until the Certificate Principal Balance of each Subordinate Class has been reduced to zero.

Thereafter, Realized Losses on the Group II-1 Mortgage Loans will be allocated to the Class II-A-1 Certificates, Realized Losses on the Group II-2 Mortgage Loans will be allocated first to the Class II-A-2b Certificates until zero and then to the Class II-A-2a Certificates, Realized Losses on the Group II-3 Mortgage Loans will be allocated to the Class II-A-3 Certificates, Realized Losses on the Group II-4 Mortgage Loans will be allocated to the Class II-A-4 Certificates, Realized Losses on the Group II-5 Mortgage Loans will be allocated to the Class II-A-5 Certificates, Realized Losses on the Group II-6 Mortgage Loans will be allocated to the Class II-A-6 Certificates.

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by the issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information", please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results, which may differ substantially from those, reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (econometric prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested at assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models or performance analysis, which are likely to produce different results, and any other further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or liquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

BALTA 2005 - 2 GII

BALTA 2005-2

GROUPS	Balance	GWAC	NWAC	Min GWAC	Max GWAC	Avg Balance	Orig Term	Age	Rem Term	LTV	FICO	Gross Margin	WA Roll	Initial Rate Cap	Periodic Rate Cap	Maximum Rate	Net Margin
(GII)G01	15.64	5.270	4.887	3.250	6.875	204,199.60	360	4	356	75.87	682	2.275	32	2.612	1.888	11.091	1.892
(GII)G02	2.64	5.298	4.930	4.250	6.375	519,385.27	360	4	356	72.00	711	2.375	32	3.572	1.628	10.813	2.006
(GII)G03	42.02	5.734	5.351	3.875	7.375	197,710.69	360	4	356	78.69	686	2.269	56	5.078	1.763	10.901	1.887
(GII)G04	20.93	5.729	5.398	4.125	6.625	509,564.30	360	3	357	73.42	708	2.260	57	5.069	1.759	10.805	1.929
(GII)G05	5.68	5.736	5.471	4.500	7.375	406,659.10	360	3	357	71.89	706	2.319	81	5.050	1.847	10.798	2.054
(GII)G06	13.08	5.881	5.628	4.750	7.875	525,353.38	360	2	358	69.67	705	2.282	118	5.002	1.943	10.884	2.029
TOTAL	**100.00**	**5.668**	**5.320**	**3.250**	**7.875**	**267,264.43**	**360**	**3**	**357**	**75.40**	**694**	**2.276**	**62**	**4.639**	**1.806**	**10.900**	**1.928**

Current Balance

CURRENT BALANCE	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	Pct of overall GROUP5	Pct of overall GROUP6	Pct of overall CURRENT BALANCE
- 50,000.99	0.04	0.00	0.07	0.00	0.07	0.02	0.04
50,001.00 - 100,000.99	3.00	0.00	3.35	0.03	0.74	0.47	1.99
100,001.00 - 150,000.99	12.03	0.35	15.80	0.28	4.15	1.13	8.97
150,001.00 - 200,000.99	20.94	0.00	20.24	0.22	4.12	0.45	12.11
200,001.00 - 250,000.00	22.01	0.67	20.37	0.35	2.36	1.16	12.38
250,000.01 - 300,000.00	22.07	0.00	21.50	0.33	1.24	1.43	12.81
300,000.01 - 350,000.00	17.68	0.00	15.55	0.00	7.01	0.61	9.79
350,000.01 - 400,000.00	1.20	17.06	1.76	24.64	11.90	13.66	9.00
400,000.01 - 450,000.00	0.46	16.11	0.43	15.21	11.38	8.03	5.56
450,000.01 - 500,000.00	0.25	20.01	0.47	12.91	8.57	11.08	5.41
500,000.01 - 550,000.00	0.00	8.46	0.21	8.89	5.48	9.25	3.69
550,000.01 - 600,000.00	0.33	5.66	0.12	6.33	5.16	7.86	2.90
600,000.01 - 650,000.00	0.00	12.38	0.13	8.48	15.17	9.83	4.31
650,000.01 - 700,000.00	0.00	0.00	0.00	1.96	3.09	3.94	1.10
700,000.01 - 750,000.00	0.00	2.28	0.00	0.60	2.19	2.38	0.62
750,000.01 - 800,000.00	0.00	0.00	0.00	2.85	1.19	1.49	0.86
800,000.01 - 850,000.00	0.00	0.00	0.00	0.33	1.26	1.60	0.35
850,000.01 - 900,000.00	0.00	0.00	0.00	1.07	1.33	3.43	0.75
900,000.01 - 950,000.00	0.00	2.97	0.00	0.77	0.00	0.61	0.32
950,000.01 - 1,000,000.00	0.00	0.00	0.00	3.20	2.93	7.74	1.85
1,000,000.01 - 1,500,000.00	0.00	3.64	0.00	10.03	10.66	10.53	4.18
1,500,000.01 - 2,000,000.00	0.00	10.41	0.00	1.52	0.00	3.29	1.02
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Current Gross Coupon

CURRENT GROSS COUPON	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	Pct of overall GROUP5	Pct of overall GROUP6	Pct of overall CURRENT BALANCE
3.250 - 3.374	0.16	0.00	0.00	0.00	0.00	0.00	0.02

File: /a/villiano/balta052/final1bv1.dat -v ALF: /a/villiano/balta052/balta052.alf
Select: MAIN_GROUP CONT 'SR'

BALTA 2005 - 2 GII

Current Gross Coupon

CURRENT GROSS COUPON	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	Pct of overall GROUP5	Pct of overall GROUP6	Pct of overall CURRENT BALANCE
3.500 - 3.624	0.48	0.00	0.00	0.00	0.00	0.00	0.08
3.625 - 3.749	0.15	0.00	0.00	0.00	0.00	0.00	0.02
3.875 - 3.999	0.29	0.00	0.06	0.00	0.00	0.00	0.07
4.000 - 4.124	0.71	0.00	0.10	0.00	0.00	0.00	0.15
4.125 - 4.249	0.57	0.00	0.09	0.21	0.00	0.00	0.17
4.250 - 4.374	1.15	1.44	0.14	0.00	0.00	0.00	0.28
4.375 - 4.499	3.63	1.60	0.23	0.58	0.00	0.00	0.83
4.500 - 4.624	4.92	2.09	0.70	1.29	0.55	0.00	1.42
4.625 - 4.749	4.53	4.71	0.66	0.88	0.00	0.00	1.30
4.750 - 4.874	5.54	11.77	1.43	1.91	0.00	0.65	2.26
4.875 - 4.999	9.17	4.86	2.76	3.44	1.52	0.17	3.55
5.000 - 5.124	8.91	9.25	3.43	3.98	0.89	0.00	3.96
5.125 - 5.249	5.69	10.43	4.41	2.25	2.22	0.58	3.69
5.250 - 5.374	6.47	6.90	7.05	6.09	8.16	3.44	6.34
5.375 - 5.499	8.22	10.54	6.61	5.83	10.76	3.97	6.69
5.500 - 5.624	7.21	8.37	9.70	8.32	8.49	12.90	9.34
5.625 - 5.749	3.87	4.94	8.15	6.64	14.18	14.38	8.24
5.750 - 5.874	7.02	3.64	9.49	13.79	19.31	13.18	10.91
5.875 - 5.999	7.51	7.53	11.56	12.21	12.87	16.53	11.68
6.000 - 6.124	4.20	1.50	7.20	5.15	6.42	9.35	6.39
6.125 - 6.249	3.85	2.49	4.89	6.43	2.00	6.91	5.09
6.250 - 6.374	2.67	5.66	5.32	6.30	2.64	3.33	4.71
6.375 - 6.499	2.65	2.28	6.09	5.96	2.77	4.85	5.07
6.500 - 6.624	0.00	0.00	5.65	5.23	1.01	2.42	3.84
6.625 - 6.749	0.09	0.00	3.97	3.49	1.44	1.71	2.72
6.750 - 6.874	0.25	0.00	0.20	0.00	2.07	0.90	0.36
6.875 - 6.999	0.08	0.00	0.04	0.00	0.84	1.44	0.26
7.000 - 7.124	0.00	0.00	0.00	0.00	0.75	1.08	0.18
7.125 - 7.249	0.00	0.00	0.00	0.00	0.00	0.16	0.02
7.250 - 7.374	0.00	0.00	0.02	0.00	0.67	0.93	0.17
7.375 - 7.499	0.00	0.00	0.04	0.00	0.43	0.00	0.04
7.500 - 7.624	0.00	0.00	0.00	0.00	0.00	0.93	0.12
7.875 - 7.999	0.00	0.00	0.00	0.00	0.00	0.20	0.03
TOTAL	100.00	100.00	100.00	100.00	100.00	100.00	100.00

Current Net Coupon

CURRENT NET COUPON	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	Pct of overall GROUP5	Pct of overall GROUP6	Pct of overall CURRENT BALANCE
2.875 - 2.999	0.16	0.00	0.00	0.00	0.00	0.00	0.02

File: /a/villiano/balta052/final1bv1.dat -v ALF: /a/villiano/balta052/balta052.alf
Select: MAIN_GROUP CONT 'SR'

BALTA 2005 - 2 GII

Current Net Coupon							
CURRENT NET COUPON	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	Pct of overall GROUP5	Pct of overall GROUP6	Pct of overall CURRENT BALANCE
3.125 - 3.249	0.48	0.00	0.00	0.00	0.00	0.00	0.08
3.250 - 3.374	0.15	0.00	0.00	0.00	0.00	0.00	0.02
3.500 - 3.624	0.29	0.00	0.06	0.00	0.00	0.00	0.07
3.625 - 3.749	0.71	0.00	0.14	0.00	0.00	0.00	0.17
3.750 - 3.874	0.57	0.00	0.09	0.21	0.00	0.00	0.17
3.875 - 3.999	1.15	1.44	0.14	0.00	0.00	0.00	0.28
4.000 - 4.124	3.63	1.60	0.23	0.58	0.00	0.00	0.83
4.125 - 4.249	5.03	2.09	0.70	1.12	0.00	0.00	1.37
4.250 - 4.374	4.53	4.71	0.63	0.86	0.55	0.00	1.31
4.375 - 4.499	5.64	6.75	1.45	1.13	0.00	0.00	1.91
4.500 - 4.624	9.47	9.88	2.79	2.68	0.00	0.82	3.58
4.625 - 4.749	8.88	9.25	3.54	3.91	2.14	0.00	4.06
4.750 - 4.874	5.82	10.43	4.58	3.73	0.82	0.00	3.94
4.875 - 4.999	6.73	6.90	7.16	3.55	3.19	0.58	5.24
5.000 - 5.124	7.83	10.54	6.66	6.77	7.62	3.44	6.60
5.125 - 5.249	7.20	8.37	9.80	7.91	11.24	5.27	8.45
5.250 - 5.374	3.87	4.94	8.37	6.97	7.27	11.78	7.66
5.375 - 5.499	6.77	3.64	9.26	9.91	15.27	14.38	9.88
5.500 - 5.624	7.47	7.53	11.38	13.87	19.79	13.10	11.89
5.625 - 5.749	4.21	1.50	7.31	8.67	11.77	16.43	8.40
5.750 - 5.874	3.85	2.49	5.01	4.17	5.96	9.35	5.21
5.875 - 5.999	2.92	5.66	5.16	7.00	2.36	6.96	5.28
6.000 - 6.124	2.65	2.28	6.04	6.08	2.63	3.28	4.86
6.125 - 6.249	0.00	0.00	5.67	4.92	2.19	5.08	4.20
6.250 - 6.374	0.00	0.00	3.86	5.96	1.01	2.19	3.21
6.375 - 6.499	0.00	0.00	0.00	0.00	2.95	1.82	0.41
6.500 - 6.624	0.00	0.00	0.00	0.00	0.56	1.00	0.16
6.625 - 6.749	0.00	0.00	0.00	0.00	0.84	1.23	0.21
6.750 - 6.874	0.00	0.00	0.00	0.00	0.75	1.08	0.18
6.875 - 6.999	0.00	0.00	0.00	0.00	0.00	0.16	0.02
7.000 - 7.124	0.00	0.00	0.00	0.00	0.67	0.93	0.16
7.125 - 7.249	0.00	0.00	0.00	0.00	0.43	0.00	0.02
7.250 - 7.374	0.00	0.00	0.00	0.00	0.00	0.93	0.12
7.625 - 7.749	0.00	0.00	0.00	0.00	0.00	0.20	0.03
TOTAL	100.00	100.00	100.00	100.00	100.00	100.00	100.00

File: /a/villiano/balta052/final1bv1.dat -v ALF: /a/villiano/balta052/balta052.alf
Select: MAIN_GROUP CONT 'SR'

BALTA 2005 - 2 GII

Original Loan to Value

LOAN TO VALUE	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	Pct of overall GROUP5	Pct of overall GROUP6	Pct of overall CURRENT BALANCE
0.01 - 5.00	0.00	0.00	0.01	0.00	0.00	0.00	0.00
10.01 - 15.00	0.00	0.00	0.02	0.00	0.00	0.00	0.01
15.01 - 20.00	0.21	0.00	0.01	0.00	0.97	0.41	0.14
20.01 - 25.00	0.15	0.00	0.07	0.00	0.00	0.00	0.05
25.01 - 30.00	0.26	0.00	0.14	0.00	0.00	0.00	0.10
30.01 - 35.00	0.49	2.59	0.06	0.00	0.00	0.60	0.25
35.01 - 40.00	0.22	0.00	0.32	0.32	0.16	2.55	0.58
40.01 - 45.00	0.92	0.00	0.57	1.62	1.10	1.65	1.00
45.01 - 50.00	0.64	1.89	0.63	2.70	0.83	1.52	1.23
50.01 - 55.00	1.53	1.17	1.39	3.74	3.27	5.73	2.57
55.01 - 60.00	2.74	14.30	1.45	6.10	5.56	7.53	4.00
60.01 - 65.00	5.79	11.58	3.50	7.07	8.53	8.55	5.76
65.01 - 70.00	5.68	6.42	4.49	9.32	18.83	19.59	8.53
70.01 - 75.00	16.51	11.92	6.96	9.74	17.60	11.90	10.42
75.01 - 80.00	55.41	46.55	65.07	56.38	41.29	39.08	56.49
80.01 - 85.00	1.01	0.00	1.23	0.32	0.60	0.00	0.78
85.01 - 90.00	6.56	1.21	7.20	2.47	0.76	0.44	4.70
90.01 - 95.00	1.74	2.37	6.65	0.23	0.50	0.44	3.26
95.01 +	0.14	0.00	0.23	0.00	0.00	0.00	0.13
TOTAL	100.00	100.00	100.00	100.00	100.00	100.00	100.00

Credit Score

FICO SCORE	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	Pct of overall GROUP5	Pct of overall GROUP6	Pct of overall CURRENT BALANCE
0 - 19	0.28	0.00	0.59	0.32	0.00	0.62	0.44
520 - 539	0.00	0.00	0.00	0.00	0.50	0.00	0.03
560 - 579	0.10	0.00	0.06	0.00	0.00	0.00	0.04
580 - 599	0.43	0.00	0.06	0.00	1.45	0.00	0.17
600 - 619	1.69	0.00	0.80	0.52	0.55	0.53	0.81
620 - 639	9.39	5.02	7.02	3.59	7.58	6.88	6.63
640 - 659	19.10	6.90	18.62	11.97	13.36	11.25	15.73
660 - 679	34.72	11.03	34.15	13.93	8.16	13.59	25.23
680 - 699	6.61	18.67	9.57	17.39	14.43	16.02	12.10
700 - 719	7.39	17.10	8.46	12.81	15.78	11.26	10.21
720 - 739	7.30	17.00	5.80	11.48	8.16	13.50	8.68
740 - 759	4.87	9.66	6.81	12.21	9.72	12.77	8.65
760 - 779	4.46	8.70	4.14	9.18	15.27	7.96	6.50
780 - 799	3.19	5.92	3.26	4.57	4.21	5.12	3.89
800 - 819	0.46	0.00	0.69	2.02	0.81	0.50	0.90

File: /a/villiano/balta052/final1bv1.dat -v ALF: /a/villiano/balta052/balta052.alf
Select: MAIN_GROUP CONT 'SR'

Credit Score

FICO SCORE	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	Pct of overall GROUP5	Pct of overall GROUP6	Pct of overall CURRENT BALANCE
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Original Term

STATED ORIGINAL TERM	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	Pct of overall GROUP5	Pct of overall GROUP6	Pct of overall CURRENT BALANCE
121 - 180	0.15	0.00	0.00	0.00	0.00	0.00	0.02
241 - 359	0.00	0.00	0.20	0.00	0.00	0.00	0.08
360 - 360	99.85	100.00	99.80	100.00	100.00	100.00	99.89
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Remaining Term

STATED REM TERM	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	Pct of overall GROUP5	Pct of overall GROUP6	Pct of overall CURRENT BALANCE
121 - 180	0.15	0.00	0.00	0.00	0.00	0.00	0.02
241 - 300	0.00	0.00	0.20	0.00	0.00	0.00	0.08
301 - 360	99.85	100.00	99.80	100.00	100.00	100.00	99.89
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

State

STATE	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	Pct of overall GROUP5	Pct of overall GROUP6	Pct of overall CURRENT BALANCE
AK	0.67	0.00	0.09	0.00	0.00	0.00	0.14
AL	0.99	0.00	0.40	0.00	0.00	0.00	0.32
AR	0.00	0.00	0.03	0.00	0.00	0.00	0.01
AZ	4.84	6.85	6.96	2.57	2.80	0.52	4.62
CA	27.67	49.03	23.49	50.13	58.07	68.23	38.21
CO	4.95	9.51	7.40	3.03	1.15	0.53	4.90
CT	1.10	0.00	0.28	0.39	1.44	1.51	0.65
DC	0.00	1.60	0.59	0.58	0.00	0.91	0.53
DE	0.00	0.00	0.26	0.46	0.55	0.00	0.24
FL	6.82	4.16	8.99	5.85	4.70	3.77	6.96
GA	6.13	1.21	9.53	5.90	1.83	1.36	6.51
HI	0.82	0.00	0.62	0.00	0.00	1.18	0.54

File: /a/villiano/balta052/final1bv1.dat -v ALF: /a/villiano/balta052/balta052.alf
Select: MAIN_GROUP CONT 'SR'

State							
STATE	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	Pct of overall GROUP5	Pct of overall GROUP6	Pct of overall CURRENT BALANCE
IA	0.07	0.00	0.05	0.18	0.00	0.00	0.07
ID	0.40	0.00	0.35	0.00	0.17	1.07	0.36
IL	2.63	4.05	3.21	1.76	4.77	2.97	2.89
IN	0.54	0.00	0.30	0.00	0.00	0.00	0.21
KS	0.21	0.00	0.12	0.20	0.00	0.00	0.13
KY	0.18	0.00	0.25	0.00	0.00	0.00	0.13
LA	0.13	0.00	0.35	0.00	0.57	0.29	0.24
MA	3.10	2.70	1.63	0.73	5.27	0.00	1.69
MD	2.63	4.20	3.58	3.57	0.94	1.83	3.07
ME	0.00	0.00	0.06	0.00	0.00	0.58	0.10
MI	5.54	1.16	0.82	0.38	0.00	0.00	1.32
MN	1.53	2.50	1.71	0.62	0.26	1.56	1.37
MO	0.44	0.00	0.41	0.00	0.00	0.00	0.24
MS	0.15	0.00	0.07	0.00	0.00	0.00	0.05
MT	0.15	0.00	0.09	0.00	0.00	0.41	0.11
NC	2.02	2.97	1.94	0.17	0.29	0.28	1.30
NE	0.24	0.00	0.04	0.35	0.00	0.00	0.13
NH	0.51	0.00	0.34	0.17	0.00	0.39	0.31
NJ	2.66	3.18	2.15	1.45	0.73	3.17	2.16
NM	0.09	0.00	0.44	0.16	0.00	0.00	0.23
NV	6.19	0.67	5.37	4.35	3.04	1.29	4.49
NY	1.44	2.78	0.93	2.03	2.96	1.86	1.53
OH	0.95	0.35	1.23	0.38	0.59	0.31	0.83
OK	0.20	0.00	0.14	0.33	0.00	0.00	0.16
OR	1.18	1.60	1.98	0.80	1.95	0.85	1.45
PA	1.57	1.46	0.59	0.78	0.19	0.25	0.74
RI	0.16	0.00	0.16	0.00	0.00	0.15	0.11
SC	1.10	0.00	0.60	1.12	0.45	0.83	0.79
SD	0.10	0.00	0.26	0.00	0.00	0.00	0.12
TN	0.62	0.00	0.74	0.28	1.11	0.07	0.54
TX	1.88	0.00	1.46	1.52	0.88	1.15	1.43
UT	0.58	0.00	0.32	0.53	0.81	0.21	0.41
VA	3.47	0.00	5.34	7.20	1.69	1.16	4.54
VT	0.00	0.00	0.05	0.00	0.00	0.00	0.02
WA	2.68	0.00	3.58	1.79	2.10	0.91	2.54
WI	0.43	0.00	0.49	0.22	0.00	0.13	0.33
WV	0.19	0.00	0.16	0.00	0.00	0.25	0.13
WY	0.05	0.00	0.05	0.00	0.71	0.00	0.07
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

File: /a/villiano/balta052/final1bv1.dat -v   ALF: /a/villiano/balta052/balta052.alf
Select: MAIN_GROUP CONT 'SR'

Loan Purpose

LOAN PURP	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	Pct of overall GROUP5	Pct of overall GROUP6	Pct of overall CURRENT BALANCE
Cash Out Refinance	23.47	31.08	15.91	26.93	25.41	29.92	22.17
Purchase	49.26	46.91	72.08	62.44	52.73	50.54	61.91
Rate/Term Refinance	27.27	22.01	12.01	10.63	21.86	19.55	15.91
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Occupancy

OCCTYPE	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	Pct of overall GROUP5	Pct of overall GROUP6	Pct of overall CURRENT BALANCE
Investor	8.10	9.62	11.68	7.70	6.50	5.46	9.12
Owner Occupied	87.31	84.73	84.41	87.18	92.13	90.79	86.73
Second Home	4.60	5.64	3.91	5.11	1.36	3.75	4.15
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Property Type

PROPTYPE	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	Pct of overall GROUP5	Pct of overall GROUP6	Pct of overall CURRENT BALANCE
2-4 Family	4.09	7.42	4.71	1.82	2.90	4.28	3.92
CO-OP	0.00	0.00	0.02	0.00	0.00	0.00	0.01
Condominium	12.94	4.59	11.21	8.04	16.19	11.00	10.91
Manufactured Home	0.00	0.00	0.09	0.00	0.00	0.00	0.04
PUD	26.63	32.57	35.21	31.45	29.26	26.64	31.55
Single Family	56.08	53.67	48.67	58.69	51.66	58.07	53.45
Townhouse	0.26	1.75	0.08	0.00	0.00	0.00	0.12
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Documentation Code

DOCTYPE1	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	Pct of overall GROUP5	Pct of overall GROUP6	Pct of overall CURRENT BALANCE
Full Documentation	52.45	36.44	47.77	23.69	32.99	21.62	38.89
No Documentation	10.41	16.92	14.18	17.90	5.30	5.16	12.75
Reduced	37.14	46.64	38.05	58.40	61.71	73.06	48.33
Stated/Stated	0.00	0.00	0.00	0.00	0.00	0.17	0.02
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

File: /a/villiano/balta052/final1bv1.dat -v ALF: /a/villiano/balta052/balta052.alf
Select: MAIN_GROUP CONT 'SR'

BALTA 2005 - 2 GII

Interest Only

IO FLAG IO PERIOD	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	Pct of overall GROUP5	Pct of overall GROUP6	Pct of overall CURRENT BALANCE
N	**4.80**	**23.73**	**8.25**	**14.85**	**32.55**	**16.34**	**11.95**
0.000	4.80	23.73	8.25	14.85	32.55	16.34	11.95
Y	**95.20**	**76.27**	**91.75**	**85.15**	**67.45**	**83.66**	**88.05**
120.00	24.64	50.36	40.56	40.77	10.60	83.66	42.31
36.000	70.56	22.82	0.00	0.00	0.00	0.00	11.64
60.000	0.00	3.09	51.19	44.37	0.00	0.00	30.87
84.000	0.00	0.00	0.00	0.00	56.85	0.00	3.23
TOTAL	100.00	100.00	100.00	100.00	100.00	100.00	100.00

Index Type

INDEX	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	Pct of overall GROUP5	Pct of overall GROUP6	Pct of overall CURRENT BALANCE
1 YR CMT	0.13	0.00	0.06	0.18	2.57	1.20	0.39
1 YR Libor	78.25	32.54	62.62	67.37	79.43	92.92	70.19
6 Mo Libor	21.61	67.46	37.33	32.45	18.00	5.88	29.43
TOTAL	100.00	100.00	100.00	100.00	100.00	100.00	100.00

Months to Roll

ROLL	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	Pct of overall GROUP5	Pct of overall GROUP6	Pct of overall CURRENT BALANCE
15 - 17	0.00	5.02	0.00	0.00	0.00	0.00	0.13
18 - 20	0.00	0.00	0.04	0.00	0.00	0.00	0.02
24 - 26	0.22	0.00	0.08	0.00	0.00	0.00	0.03
27 - 29	3.73	4.57	0.08	0.00	0.00	0.00	0.74
30 - 32	39.56	18.66	0.12	0.00	0.00	0.00	6.73
33 - 35	56.49	71.75	0.00	0.00	0.00	0.00	10.73
36 - 38	0.00	0.00	0.00	0.23	0.00	0.00	0.05
45 - 47	0.00	0.00	0.09	0.00	0.00	0.00	0.06
48 - 50	0.00	0.00	0.32	0.93	0.00	0.00	0.33
51 - 53	0.00	0.00	2.22	2.72	0.00	0.00	1.50
54 - 56	0.00	0.00	38.44	24.50	0.00	0.00	21.28
57 - 59	0.00	0.00	58.68	71.61	0.00	0.00	39.64
75 - 77	0.00	0.00	0.00	0.00	1.26	0.00	0.07
78 - 80	0.00	0.00	0.00	0.00	21.70	0.00	1.23
81 - 83	0.00	0.00	0.00	0.00	77.04	0.00	4.38
105 - 107	0.00	0.00	0.00	0.00	0.00	0.09	0.01

File: /a/villiano/balta052/final1bv1.dat -v ALF: /a/villiano/balta052/balta052.alf
Select: MAIN_GROUP CONT 'SR'

BALTA 2005 - 2 GII

Months to Roll							
ROLL	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	Pct of overall GROUP5	Pct of overall GROUP6	Pct of overall CURRENT BALANCE
111 - 113	0.00	0.00	0.00	0.00	0.00	0.68	0.09
114 - 116	0.00	0.00	0.00	0.00	0.00	2.89	0.38
117 - 119	0.00	0.00	0.00	0.00	0.00	80.05	10.47
120 - 122	0.00	0.00	0.00	0.00	0.00	16.28	2.13
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Gross Margin							
MARGIN	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	Pct of overall GROUP5	Pct of overall GROUP6	Pct of overall CURRENT BALANCE
1.750 - 1.999	0.28	0.00	0.00	0.00	0.00	0.36	0.09
2.000 - 2.249	0.00	1.73	0.20	0.00	0.00	0.00	0.13
2.250 - 2.499	96.49	82.78	97.35	98.59	86.48	92.93	95.90
2.500 - 2.749	0.66	4.37	0.11	0.22	0.60	0.00	0.35
2.750 - 2.999	1.50	5.02	0.65	0.63	12.40	6.71	2.35
3.000 - 3.249	0.13	0.00	0.89	0.00	0.00	0.00	0.39
3.250 +	0.94	6.10	0.80	0.56	0.52	0.00	0.79
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Max Rate							
MAX RATE	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	Pct of overall GROUP5	Pct of overall GROUP6	Pct of overall CURRENT BALANCE
8.500 - 8.999	0.10	3.01	0.00	0.00	0.00	0.00	0.10
9.000 - 9.499	1.24	0.00	0.08	0.42	0.00	0.00	0.32
9.500 - 9.999	6.30	5.62	3.41	6.81	2.07	0.82	4.22
10.000 - 10.499	10.66	19.48	15.50	16.58	20.70	7.99	14.40
10.500 - 10.999	21.98	28.09	36.48	38.81	51.67	56.99	38.02
11.000 - 11.499	25.87	27.84	27.96	24.25	13.70	24.44	25.58
11.500 - 11.999	22.31	11.19	13.52	11.42	8.29	6.27	13.14
12.000 - 12.499	11.12	4.77	2.17	1.53	3.31	2.17	3.57
12.500 - 12.999	0.41	0.00	0.87	0.19	0.26	1.33	0.66
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

File: /a/villiano/balta052/final1bv1.dat -v ALF: /a/villiano/balta052/balta052.alf
Select: MAIN_GROUP CONT 'SR'

BALTA 2005 - 2 GII

Prepay

PREPAY PPY TERM	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	Pct of overall GROUP5	Pct of overall GROUP6	Pct of overall CURRENT BALANCE
No_PP	**96.83**	**96.61**	**97.62**	**97.99**	**96.57**	**97.40**	**97.46**
0.000	96.83	96.61	97.62	97.99	96.57	97.40	97.46
Prepay	**3.17**	**3.39**	**2.38**	**2.01**	**3.43**	**2.60**	**2.54**
6.000	0.00	0.00	0.06	0.00	0.00	0.00	0.02
12.000	0.18	0.00	0.08	0.00	0.00	0.00	0.06
24.000	0.17	0.00	0.07	0.00	0.00	0.00	0.06
36.000	2.82	2.37	2.17	0.72	3.43	2.41	2.07
42.000	0.00	0.00	0.00	0.00	0.00	0.14	0.02
60.000	0.00	1.02	0.00	1.30	0.00	0.05	0.31
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Originators

ORIGINATOR	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	Pct of overall GROUP5	Pct of overall GROUP6	Pct of overall CURRENT BALANCE
ACTMORTGAGECAPITAL	0.16	1.46	0.02	0.00	0.00	0.00	0.07
AEGISMORTGAGE	0.00	0.00	0.20	0.00	0.00	0.00	0.08
ALLIANCEMORTGAGEBANKING	0.00	0.00	0.00	0.18	0.00	0.00	0.04
ALLIEDMORTGAGE	0.18	1.31	0.10	0.00	0.00	0.00	0.11
AMERICANGOLD	0.00	3.01	0.30	0.56	0.22	0.00	0.33
BANCMORTGAGE	0.00	0.00	0.05	0.00	0.00	0.00	0.02
BANKOFAMERICA	0.00	0.00	0.09	0.00	0.00	0.00	0.06
CENDANT	0.00	0.00	0.03	0.18	0.00	0.00	0.05
COUNTRYWIDE	67.23	0.67	45.18	36.01	76.37	92.57	53.50
CTXMORTGAGE	0.15	0.00	1.01	0.00	0.00	0.00	0.45
EMCFLOW	26.52	65.37	49.51	54.92	7.26	0.60	38.66
FIDELITY&TRUSTMTGINC	0.00	0.00	1.33	1.90	0.00	0.00	0.95
GMAC	0.00	5.02	0.04	0.00	0.00	0.00	0.15
GREENPOINT	0.00	0.00	0.00	0.00	11.34	5.51	1.37
MORTGAGESTORE	0.00	1.63	0.05	0.00	0.00	0.00	0.06
NEWYORKMORTGAGE	0.39	2.78	0.08	0.72	0.64	0.00	0.36
OPTEUM	0.19	0.00	0.45	0.97	0.20	0.00	0.43
RBCMORTGAGE	0.00	0.00	0.00	0.60	0.00	0.00	0.12
SILVERSTATE	0.26	2.09	0.11	0.00	0.00	0.00	0.14
SOUTHSTAR	1.92	2.76	0.37	0.70	0.00	0.00	0.68
SOUTHTRUST	0.00	0.00	0.00	0.00	0.88	0.00	0.05
UNITEDFINANCIAL	3.00	13.91	1.08	3.27	3.08	1.32	2.32
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

File: /a/villiano/balta052/final1bv1.dat -v ALF: /a/villiano/balta052/balta052.alf
Select: MAIN_GROUP CONT 'SR'

BALTA 2005 - 2 GII

Servicers

SERVICER NAME	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	Pct of overall GROUP5	Pct of overall GROUP6	Pct of overall CURRENT BALANCE
BANKOFAMERICA	0.00	0.00	0.09	0.00	0.00	0.00	0.06
CENDANT	0.00	0.00	0.03	0.18	0.00	0.00	0.05
COUNTRYWIDE	67.23	0.67	45.18	36.01	76.37	92.57	53.50
EMCMORTGAGE	29.57	90.34	51.57	61.32	11.20	1.85	42.39
EVERHOME	2.11	2.76	1.06	2.26	0.20	0.00	1.33
GMAC	0.00	5.02	0.04	0.00	0.00	0.00	0.15
GREENPOINT	0.00	0.00	0.00	0.00	11.34	5.51	1.37
SOUTHTRUST	0.00	0.00	0.00	0.00	0.88	0.00	0.05
WATERFIELD_SUB	1.09	1.21	2.02	0.22	0.00	0.07	1.11
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Index and Caps

INDEX INIT RATE CAP	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	Pct of overall GROUP5	Pct of overall GROUP6	Pct of overall CURRENT BALANCE
1 YR CMT	**0.13**	**0.00**	**0.06**	**0.18**	**2.57**	**1.20**	**0.39**
2.000	0.13	0.00	0.01	0.00	0.00	0.00	0.02
5.000	0.00	0.00	0.05	0.18	2.57	1.20	0.36
1 YR Libor	**78.25**	**32.54**	**62.62**	**67.37**	**79.43**	**92.92**	**70.19**
2.000	70.44	25.16	1.30	0.16	0.23	0.00	12.27
3.000	7.21	7.38	0.00	0.00	0.00	0.00	1.32
4.000	0.44	0.00	0.00	0.00	0.00	0.00	0.07
5.000	0.00	0.00	61.09	67.21	76.58	92.92	56.25
6.000	0.16	0.00	0.23	0.00	2.63	0.00	0.27
6 Mo Libor	**21.61**	**67.46**	**37.33**	**32.45**	**18.00**	**5.88**	**29.43**
1.000	0.00	0.00	0.07	0.00	0.00	0.00	0.03
2.000	1.31	4.95	0.38	0.00	0.00	0.00	0.49
3.000	8.20	31.58	0.06	0.00	0.00	0.00	2.14
4.000	2.11	2.76	0.00	0.00	0.00	0.00	0.40
5.000	0.00	0.00	23.76	25.09	14.90	5.67	16.82
6.000	10.00	28.16	13.06	7.36	3.10	0.21	9.54
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Caps

PER RATE CAP	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	Pct of overall GROUP5	Pct of overall GROUP6	Pct of overall CURRENT BALANCE
1.000	11.21	37.21	23.73	24.84	15.32	5.67	19.52

File: /a/villiano/balta052/final1bv1.dat -v ALF: /a/villiano/balta052/balta052.alf
Select: MAIN_GROUP CONT 'SR'

Caps							
PER RATE CAP	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	Pct of overall GROUP5	Pct of overall GROUP6	Pct of overall CURRENT BALANCE
2.000	88.79	62.79	76.27	74.91	84.68	94.33	80.43
5.000	0.00	0.00	0.00	0.25	0.00	0.00	0.05
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

File: /a/villiano/balta052/final1bv1.dat -v ALF: /a/villiano/balta052/balta052.alf
Select: MAIN_GROUP CONT 'SR'